Form 20-F
period 2014-12-31
NANO-TEXTILE LTD.
filed 2015-04-30
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-201903

NANO-TEXTILE LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

3 Lohamei HaGetaot St.

Nahariya, Israel 2244427

Tel: (011) (972) 50-652-1727

 (Address of principal executive offices)

Erez Ovdat

Chief Executive Officer

Telephone: (011) (972) 50-652-1727

E-mail: erez@nano-textile.com

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya, Israel 2244427

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, the registrant had outstanding 79,873,732 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See the definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

NANO-TEXTILE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain discussions and information included in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

You are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. In particular, please see the factors described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”.

Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

i

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	Selected Financial Data

Our financial statements are prepared in accordance with IFRS as issued by the IASB and are presented in U.S. dollars.

The following table summarizes our financial data for the period from December 29, 2013 (date of inception) through December 31, 2014. We have derived the summary statements of operations data for the year ended December 31, 2014, and the balance sheets data as of December 31, 2014 from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	December 29, 2013 through December 31, 2014

Consolidated Statements of Loss Data:
Operating expenses:
Research and development expenses, net	$	(50,202)
General and administrative expenses		(80,906)
Operating loss		(131,108)
Financing income (expenses), net		(11,764)
Loss before income tax		(142,872)
Taxes on income		-
Loss for the year	$	(142,872)
Net loss per share (basic and diluted)	$	0.0019
Other comprehensive loss		-
Total comprehensive loss	$	-
Weighted average number of ordinary shares used in computing loss per share, basic and diluted		75,208,023

As of December 31, 2014

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$66,875
Working capital	65,629
Total assets	139,381
1

Total current liabilities	40,056
Total non-current liabilities	-
Total shareholders’ equity	99,325

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including the financial statements and the related notes included elsewhere in this Annual Report. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Risks Relating to Our Lack of Operating History

1.  We have a going concern opinion from our auditors, indicating the possibility that we may not be able to continue to operate.

We have incurred net losses of $142,872 for the period from December 29, 2013, (date of inception), through December 31, 2014. We anticipate generating losses for the next 12 months.  Therefore, we may be unable to continue operations in the future as a going concern.  No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

In addition, our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. As a result, we may not be able to obtain additional necessary funding.  There can be no assurance that we will ever achieve any revenues or profitability. The revenue and income potential of our proposed business and operations are unproven, and the lack of operating history makes it difficult to evaluate the future prospects of our business.

2.  We are a development stage company and may never be able to execute our business plan.

We were incorporated on December 29, 2013.  We currently have no products, customers, or revenues. Although we have obtained rights to certain patent applications, we may not be able to execute our business plan unless and until we are successful in raising additional funds.  We anticipate that we will require additional financing of approximately $1.3 million to fully implement our business plan and to continue our planned activities for approximately the next twelve months. We do not have any current sources of financing to implement our business plan and to remain operational during the next twelve months. Even with this funding, if we do not generate any revenues within the next twelve months, we may require additional financing in order to establish profitable operations.  Even with such additional funding, there is no assurance that we will be profitable.  Moreover, such financing, if required, may not be forthcoming.  Even if additional financing is available, it may not be available on terms we find favorable.  Failure to secure the needed additional financing will have a serious effect on our company's ability to survive.  At this time, there are no anticipated additional sources of funds in place.

3.  Our business plan may be unsuccessful.

The success of our business plan is dependent on our developing, producing, and marketing our anti-bacterial textile products. Our ability to develop and sell our products is unproven, and the lack of operating history makes it difficult to validate our business plan.  Our marketing plan is not currently complete and partly remains to be determined.  In addition, the success of our business plan is dependent upon the market acceptance of our products.  Should the target market not be as responsive as we anticipate, we will not have in place alternate services or products that we can offer to ensure our continuing as a going concern.

4.  We have no operating history and have maintained losses since inception, which we expect to continue in the future.

Management believes that the Company needs to raise $1.3 million to fully implement our business plan and to continue our planned activities for approximately 12 months after the initial public offering we are currently engaged in pursuant to the registration statement that was declared effective on March 31, 2015.  We also expect to continue to incur operating losses in future periods. These losses will occur because we do not yet have any revenues to offset the expenses associated with the development, production, and sale of our anti-bacterial textile products. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations.

There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.  If we are unsuccessful in addressing these risks, our business will most likely fail.

Risks Relating to Our Business

5.  Our officers and Directors have significant voting power and may take actions that may be different from actions sought by our other shareholders.

Our officers and Directors as of immediately prior to our initial public offering owned approximately 82% of our outstanding ordinary shares. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval.  This influence over our affairs might be adverse to the interest of our other shareholders.  In addition, this concentration of ownership could delay or prevent a change in control and might have an adverse effect on the market price of our ordinary shares.

6.  Since our officers and Directors may work or consult for other companies, their other activities could slow down our operations.

Our officers and Directors are not required to work exclusively for us and do not devote all of their time to our operations.  Presently, our officers and Directors allocate only a portion of their time to the operation of our business.  Since some of our officers and Directors are currently employed full-time elsewhere, they are able to commit to us only up to 10 hours a week. Therefore, it is possible that their pursuit of other activities may slow our operations and reduce our financial results because of the slow-down in operations.

7.  Our officers and Directors are located in Israel.

Since all of our officers and Directors are located in Israel, any attempt to enforce liabilities upon such individuals under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•	the judgment is executory in the State in which it was given.

An Israeli court will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or
•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

Our assets may also be held from time to time outside of the United States. Currently, all of our assets are held outside of the United States.  Since our Directors and executive officers do not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our Directors or executive officers in United States courts. Thus, investing in us may pose a greater risk because should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.

8.   Our officers have no experience in operating an anti-bacterial textile product business.

Since our officers and Directors have no experience in operating an anti-bacterial textile product business or in the development and production of anti-bacterial textile products, our officers and Directors may make inexperienced or uninformed decisions regarding the operation of our business or the development and marketing of our products, which could harm our business and result in our having to suspend or cease operations, which could cause investors to lose their entire investment.

9.   We may not have effective internal controls.

In connection with Section 404 of the Sarbanes-Oxley Act of 2002, we need to assess the adequacy of our internal control, remediate any weaknesses that may be identified, validate that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls.  We may discover deficiencies that require us to improve our procedures, processes and systems in order to ensure that our internal controls are adequate and effective and that we are in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.  If the deficiencies are not adequately addressed, or if we are unable to complete all of our testing and any remediation in time for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the SEC rules under it, we would be unable to conclude that our internal controls over financial reporting are designed and operating effectively, which could adversely affect investor confidence in our internal controls over financial reporting.

Risks Relating to Our Strategy and Industry

10.  Our success depends on independent contractors to manufacture our proposed anti-bacterial textile products.

We intend to outsource the manufacture of non-disposable anti-bacterial textile products based on the Patent Rights for which we have obtained a license. We will be relying on independent contractors for an integral component of our business. We may not be successful in developing relationships with these independent contractors, nor in properly training them to perform the necessary tasks.  In addition, these third party contractors may not dedicate sufficient resources or give sufficient priority to satisfying our requirements or needs.  There is no history upon which to base any assumption as to the likelihood that we will prove successful in selecting qualified third party independent contractors or in negotiating any agreements with them.  If we are unable to enter into relationships with qualified contractors on acceptable commercial terms, we may not be able to produce our products, and our sales may decrease.  In addition, because we will outsource the manufacture of our non-disposable anti-bacterial textile products, we will not have complete control over the manufacturing process. Any failure to produce our products in a timely and professional manner may damage our reputation and brand, and could cause us to lose customers.

11.  We depend on market acceptance of our anti-bacterial textile products.  If our products do not gain market acceptance, our ability to compete will be adversely affected.

Our success will depend in large part on our ability to successfully market our non-disposable anti-bacterial textile products within the health care industry.  We do not have a license to manufacture or market disposable anti-bacterial textiles (such as bandages), and we cannot guarantee that the unique features of our proposed non-disposable anti-bacterial textile products are enough to effectively capture a significant enough market share to successfully launch and sustain our products. Although we intend to differentiate our proposed products from our competitors, no assurances can be given that we will be able to successfully market our products or achieve consumer acceptance.  Moreover, failure to successfully commercialize our products on a timely and cost-effective basis will have a material adverse effect on our ability to compete in our targeted market.

12.   Failure to meet customers’ expectations could result in losses and negative publicity, which would harm our business.

If our proposed products fail to meet our customers’ expectations, then our revenues may be delayed or lost due to adverse customer reaction.  In addition, negative publicity about us and our products could adversely affect our ability to attract or retain customers.  Furthermore, disappointed customers may initiate claims for damages against us, regardless of our responsibility for their disappointment.

13.  We need to retain individuals with knowledge of the health care industry to support our products and ongoing operations.

The training and development of a team of professionals to supervise the development, production, and sale of our products to the health care industry will place a significant strain on our limited personnel, management, and other resources. The loss of the services of any of our officers or the lack of availability of other skilled personnel would negatively impact our ability to market and sell our services, which could adversely affect our financial results and impair our growth.

14.   If we cannot build and maintain strong customer loyalty our business may suffer.

As a result of changing consumer preferences, we cannot assure you that our products will achieve customer acceptance, or that it will continue to be popular with consumers for any significant period of time, or that new products will achieve an acceptable degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time. Our success is dependent upon our ability to develop anti-bacterial textile products that gain customer acceptance. The failure of our products to achieve and sustain market acceptance and to produce acceptable margins could have a material adverse effect on our financial condition and results of operation.

15. Our products require ECHA approval and our business may be subject to intense governmental regulation and scrutiny.

Our products are subject to regulations which are meant to assure their safety, effectiveness and compliance with applicable laws. Most notably, we must comply with the European Union's (EU) EU's Biocidal Product Regulation (BPR), Regulation (EU) 528/2012), which concerns the placing on the market and use of biocidal products, which are used to protect humans, animals, materials or articles against harmful organisms, like pests or bacteria, by the action of the active substances contained in the biocidal product. All biocidal products require an authorization before they can be placed on the market, and the active substances contained in that biocidal product must be previously approved. Companies have to apply for approval of an active substance by submitting a dossier to the European Chemicals Agency (ECHA). The ECHA's approval of a biocidal product is subject to its validating and evaluating the biocidal product. If we fail to obtain and maintain the required EU clearances and approvals, our ability to sell our products will be harmed.

16.   We may be unable to protect our licensed intellectual property.

We regard our current and future intellectual property as important to our success, and we rely on patent law to protect our proprietary rights. Despite our precautions, unauthorized third parties may copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. We have been granted a license under two patent applications and we may seek to acquire or license additional patents in the future. We do not know if any patents will be issued with the scope of the claims set forth in the patent applications, if at all, or whether any patents, if issued, will be challenged or invalidated. Thus, we cannot assure you that our intellectual property rights can be successfully asserted in the future or that they will not be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights abroad may not be adequate and competitors may independently develop a similar technology. Any failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse affect on our business, financial condition, or results of operations.

17. We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships.

Certain of our intellectual property rights are currently licensed from Bar-Ilan University, and, in the future, we may license other intellectual property from Bar-Ilan University and/or other universities and/or strategic partners. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. There can be no assurances that we will continue to have proprietary rights to any of the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, results of operations and financial condition.

18.    We may be unable to anticipate changes in our target market, which may result in decreased demand for our products.

Our success depends in part on our ability to obtain the approval of our anti-bacterial textile products in our target market and to address any challenges to their reliability and effectiveness.  Consumer preferences with regard to anti-bacterial textile products may change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would adversely affect our operating results and profitability.

19.  If and when we sell our products, we may be liable for product liability claims and we presently do not maintain product liability insurance.

We currently have no product liability insurance to protect us against the risk that in the future a product liability claim or product recall could materially and adversely affect our business. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. We cannot assure you that when we commence distribution of our products that we will be able to obtain or maintain adequate coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. Moreover, even if we maintain adequate insurance, any successful claim could materially and adversely affect our reputation and prospects, and divert management’s time and attention. If we are sued for any injury allegedly caused by our products our liability could exceed our total assets and our ability to pay the liability.

20.  If a third party asserts that our products infringe upon its proprietary rights, we could be required to redesign our products, pay significant royalties, or enter into license agreements.

Although presently we are not aware of any such claims, a third party may assert that our proposed anti-bacterial textile products violate its intellectual property rights. As the number of manufacturers of products in our market increases we believe that infringement claims will become more common.  Any claims against us, regardless of their merit, could:

•	Be expensive and time-consuming to defend;
•	Result in negative publicity;
•	Force us to stop selling our products;
•	Divert management’s attention and our other resources; or
•	Require us to enter into royalty or licensing agreements in order to obtain the right to continue to manufacture and sell our products, which right may not be available on terms acceptable to us, if at all.
6

In addition, we believe that any successful challenge to our right to manufacture and sell our products could substantially diminish our ability to conduct business in a particular market or jurisdiction and thus could decrease our revenues and/or result in losses to our business.

21.     Our lack of business diversification could result in the loss of your investment if revenues from our primary products offering decrease.

Currently, our business is focused on the development, production, and sale of anti-bacterial textile products.  We do not have any other lines of business or other sources of revenue if we are unable to successfully implement our business plan.  Our lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues by the sale of our products since we do not have any other lines of business or alternative revenue sources.

22.  An unsuccessful material strategic transaction or relationship could result in operating difficulties and other harmful consequences to our business.

We plan to develop and evaluate a wide array of potential strategic transactions and relationships with third parties in connection with the production and sale of our anti-bacterial textile products. In addition, from time to time, we may engage in discussions regarding potential acquisitions or joint ventures. Any of these transactions could be material to our financial condition and results of operations, and the failure of any of these material relationships and transactions may have a negative financial impact on our business.

Risks related to Operations in Israel

23.  Political, economic and military conditions in Israel and in the Middle East as a whole could negatively impact our business.

Political, economic and military conditions in Israel may have a direct influence on us because our executive officers are located there.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  We cannot assure you that ongoing hostilities related to Israel such as those exhibited in the Gaza incursion in 2008-2009, in 2012, and in 2014, and the current altercations in connection with the maritime blockade on Gaza will not have a material adverse effect on our business or on our share price.  Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.  Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations.  Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there may be business opportunities in the future from which we will be precluded.  In addition, such boycott policies or practices may change over time and we cannot predict whether certain companies and organizations, will be subject thereto.  The boycott policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse affect on our business in the future.

24. Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform one month, and in some cases more, of annual military reserve duty until they reach the age of 45 (or older, for reservists with certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups. Such disruption could materially adversely affect our business, financial condition and results of operations.

25. Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Although our reporting and functional currency is the U.S. dollar, we pay a substantial portion of our expenses in New Israeli Shekel (NIS). The revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the U.S. dollar. These measures, however, may not adequately protect us from material adverse effects.

26. Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our Company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital; provided that, pursuant to an amendment to the Israeli Companies Law, effective as of May 15, 2011, a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer; except that, if the total votes to reject the tender offer represent less than 2% of our issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

27. Your rights and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares and are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Risks Relating to an Investment in Our Ordinary Shares

28. As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers. This may be less favorable to holders of our ordinary shares.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act; we are not subject to the proxy requirements under Section 14 of the Exchange Act; and we are not generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. We do, however, intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year. We will lose our foreign private issuer status if we fail to meet the requirements under U.S. securities laws necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare and report our financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS, and that transition would involve significant cost and time. We would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers.

29. We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the requirement of Section 404(b) of the Sarbanes-Oxley Act that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive, there may be a less active trading market for our ordinary shares and our share price may be more volatile. We could be an emerging growth company for up to five years.

30.  NASD sales practice requirements may limit a shareholder’s ability to buy and sell our ordinary shares.

In addition to the "penny stock" rules described below, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may have the effect of reducing the level of trading activity in our ordinary shares. As a result, fewer broker-dealers may be willing to make a market in our ordinary shares, reducing a shareholder's ability to resell our ordinary shares.

31. The primary offering shares that are being offered directly by us in our initial public offering are being offered without any minimum number of shares necessary to be sold. Accordingly, there is no guarantee that we will be successful at raising sufficient funds from the proceeds of this offering to execute our business plan.

There is no assurance that we will be successful in raising the maximum amount in our initial public offering. This is especially true in light of the fact that no underwriter is being utilized, and that we are not experienced in the sale of securities. If we only raise a portion of the offering, we will be limited in our ability to achieve our objectives, and there will be a greater likelihood that investors will lose their entire investment because of the lack of sufficient funding.  In addition, given our expected offering expenses, we must sell approximately 2.2% of the securities being offered in our initial public offering to avoid losing money in this offering.

32.  There is no public market for the securities and even if a market is created, the market price of our ordinary shares will be subject to volatility.

Prior to our initial public offering, there has been no public market for our securities and there can be no assurance that an active trading market for the securities offered in our initial public offering will develop, or, if developed, be sustained. We anticipate that, upon completion of our initial public offering, our ordinary shares will be eligible for quotation on the OTC Bulletin Board or an equivalent quotation service.  If, for any reason, however, our securities are not eligible for initial or continued quotation on the OTC Bulletin Board or an equivalent quotation service, or a public trading market does not develop, purchasers of our ordinary shares may have difficulty selling their securities should they desire to do so and purchasers of our ordinary shares may lose their entire investment if they are unable to sell our securities.

33.  Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock   regulations, which may limit a shareholder's ability to buy and sell our ordinary shares.

If a trading market does develop for our ordinary shares, it is likely we will be subject to the regulations applicable to "Penny Stock," the regulations of the SEC promulgated under the Exchange Act that require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC regulations define penny stocks to be any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Unless an exception is available, those regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a standardized risk disclosure schedule prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the purchaser’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that becomes subject to the penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage market investor interest in and limit the marketability of our ordinary shares.

34.  Should our ordinary shares become listed on the OTC Bulletin Board or an equivalent quotation service, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the Over-The-Counter Bulletin Board, which we are seeking to become, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. Currently, we have sufficient resources to comply with our future reporting requirements. However, the lack of resources to prepare and file our reports, including the inability to pay our auditor, could result in our failure to remain current on our reporting requirements, which could result in our being removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.  In addition, we may be unable to get re-listed on the OTC Bulletin Board or an equivalent quotation service, which may have an adverse material effect on our Company.

35.  We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our ordinary shares.

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our ordinary shares will depend on earnings, financial condition and other business and economic factors affecting it at such time, as the board of directors may consider relevant.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

We were incorporated on December 29, 2013 under the laws of the State of Israel under the name T.A.B. Anti-Bacterial Textiles Ltd.  We are focused on the development and production of anti-bacterial textile products.

On September 21, 2014, our shareholders approved a resolution to change our name to Nano-Textile Ltd. Our name change was approved by the Israeli Registrar of Companies on January 15, 2015. In addition, on September 21, 2014, we implemented a forward stock split of the Company’s issued and outstanding ordinary shares at a ratio of 68,818 to one (68,818:1) (the “Forward Split”). Each outstanding ordinary share of the Company, no par value, was split and converted, automatically, without further action, into sixty-eight thousand eight hundred eighteen (68,818) ordinary shares.

All per share amounts and calculations in this annual report and the accompanying financial statements have been calculated to reflect the effects of the Forward Split.

On June 10, 2014, the Company entered into a License Agreement with Bar Ilan Research and Development Ltd., the licensing arm of Bar Ilan University and the owner of certain technology relating to sonochemical coating of textiles with metal oxide nano-particles developed by Professor Aharon Gedanken of Bar Ilan University and for which several patent applications have been filed, PCT/IL2009/000645, titled "Sonochemical coating of textiles with Metal Oxide Nanoparticles for Antimicrobial Fabrics" (EU Nat. phase – appl. No. 09773041.0, filed on January 11, 2011, U.S. Nat. phase – appl. No. 12/997,276, filed on December 10, 2010, and Israel Nat. phase – app. No. 209908, filed on December 9, 2010), and PCT/IL2014/050406, titled "Doped Metal Oxide Nanoparticles of and uses thereof", filed on May 5, 2014, (the "Patent Rights"). Pursuant to the License Agreement, the Company obtained an exclusive license to exploit the Patent Rights in Europe, Asia, South America, and Australia for the production and marketing of non-disposable bed linen, drapery, upholstery, home textile and/or clothing.

Other than the purchase of a license to the Patent Rights, we have not made any significant purchase or sale of assets, nor has the Company been involved in any mergers, acquisitions or consolidations, or the purchase or sale of a significant amount of assets not in the ordinary course of business. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, because we have a specific business plan and purpose. Neither the Company nor its officers, Directors, promoters or affiliates, has had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of, or any persons associated with, any business or company regarding the possibility of an acquisition or merger.

We have not generated any revenue to date and we do not expect to generate revenue prior to the fourth quarter of 2015.   We do not currently have sufficient capital to operate our business, and, we will require additional funding in the future to sustain our operations.  There is no assurance that we will have revenue in the future or that we will be able to secure the necessary funding to develop our business.

On March 31, 2015, we commenced our initial public offering for the sale of up to 30,000,000 new ordinary shares at an offering price of $0.10 per share. In addition, the offering includes a selling stockholders offering for the resale of up to 12,544,768 ordinary shares.

We are subject to the provisions of the Israeli Companies Law, 5759-1999.

Our offices are currently located at 3 Lohamei HaGetaot St., Nahariya, Israel 2244427.  Our telephone number is +972-50-652-1727. We do not currently have a website; however, we have reserved a domain name www.nano-textile.com. Our U.S. agent is Vcorp Agent Services, Inc., located at 25 Robert Pitt Drive, Suite 204, Monsey, NY 10952.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act, or SOX.

We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2020, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

We have commenced organizational activities, primarily focused on planning the development, production, and sale of non-disposable anti-bacterial textile products to hospitals. We have never declared bankruptcy, have never been in receivership, and have never been involved in any legal action or proceedings.

The Market

Nosocomial Infections

A hospital-acquired infection (HAI) or nosocomial infection is an infection that develops in a hospital environment, such as one acquired by a patient during a hospital visit or one that infects hospital staff.

Nosocomial infections can cause severe pneumonia and infections of the urinary tract, bloodstream and other parts of the body. Many types are difficult to attack with antibiotics, and antibiotic resistance is spreading to Gram-negative bacteria that can infect people outside of hospitals. (en.wikipedia.org/wiki/Hospital-acquired_infection) and (The Direct Medical Costs of Healthcare Associated Infections in U.S. Hospitals and the Benefits of Prevention, R. Douglas Scott II, March 2009, http://www.cdc.gov/hai/pdfs/hai/scott_costpaper.pdf).

Anti-Bacterial Textiles

We believe that many institutions will consider the use of anti-bacterial fabrics for bedding and for patient and staff clothing in the coming years.

We believe that the growing awareness of the problem of acquired infections, combined with the ability to offer anti-bacterial textiles at competitive prices, may accelerate the entry of these technologies into the hospital environment, and thus assist in significantly reducing infection rates.

In addition, hospitals are not only interested in protecting their patients from infections, but there is a growing demand on the part of the medical staff, doctors, nurses and orderlies, to obtain protection from exposure to various infections. (Preventing Pathogens Proliferation and Reducing Potential Sources of Nosocomial Infections with Biocidal

Textiles in Developing Countries, by Gady Borkow and Jeffrey Gabbay, The Open Biology Journal, 2010, 3, 81-86, http://benthamopen.com/tobioj/articles/V003/SI0072TOBIOJ/81TOBIOJ.pdf).

Hospital Textile Market

In 2010, the hospital textile global market was estimated to be at a value of $8 billion. (Development of Medical Textile Market, by Robert Czajka, Fibers and Textiles in Eastern Europe, January / March 2005, Vol. 13, No. 1, http://fibtex.lodz.pl/49_06_13.pdf). Since then, this market has grown significantly. In addition, the aging of the world population, combined with the significant increase in medical costs in developed and developing countries, are forcing hospitals and relevant organizations to make continuous improvements in the search for solutions and technologies that will ensure quality medical care at costs that are as low as possible. Anti-bacterial textile products for this market include:

●	Bed linen (sheets, pillowcases, blankets, etc).

●	Patient pajamas.

●	Clothes for medical staff.

However, despite the significant growth in the market for anti-bacterial textiles and other positive trends, the use of nanotechnology to produce anti-bacterial medical textiles is still in its infancy, and is subject to a number of factors:

●	Stringent regulatory and safety demands required for stable production technologies using strict standards and a high level of reliability, to first and foremost make sure that the use of nano-scale particles does not pose a health risk to the patient or those who are exposed to it.

●	The requirement that anti-bacterial fabrics should provide high functionality and long-term durability, even after prolonged exposure to various external conditions, like multiple washings.

●	Medical institutions are often under strict budget restrictions and are sensitive to price.

One of the greatest barriers to full use of anti-bacterial textiles is the high cost of existing technologies, which is still a major consideration for the management of hospitals. We believe a simple and cost effective manufacturing process has the potential to enable the widespread use of anti-bacterial products in hospitals.

Therefore, a technology that enables production of anti-bacterial textiles with high-level functionality, reliably, and long-term durability would be an attractive solution to the problem of nosocomial infections. Such a technology must allow production in efficient and reliable large scale, with a maximum sensitivity of production costs, to allow competitive prices to end users.

Other Markets

In addition to the hospital textile market, because of the ability to reduce the phenomenon of acquired infections, anti-bacterial textiles have the potential to provide key advantages in other markets, such as the military clothing and geriatric clothing markets. For example, the growth of bacteria in socks and underwear is a common, disturbing phenomena which often leads to various fungal infections, and urinary tract infections.

In this regard, the Israeli Defense Forces recently disclosed that it will purchase large quantities of anti-bacterial socks for its soldiers, and the use of such clothing is becoming more common around the world (http://www.talniri.co.il/marketnews/article.asp?id=32291).

Urinary tract infections (UTI) in women are very common, and 30% of women experience at least a single event of a UTI during their lives. Six percent to 10% of them suffer from recurrent infections. At more advanced ages, the incidence of UTIs risies at a rate of 1% - 2% per decade. In addition to the discomfort associated with these infections, the expense imposed on the medical system due to this problem is significant, estimated in the United States to be US$1.5 billion per year. One of the main reasons for the prevalence of UTIs is the migration of bacteria from the anal area to the urinary tract area, something that can be prevented by anti-bacterial underwear. (http://www.ncbi.nlm.nih.gov/pubmed/12113866 and http://www.healthcommunities.com/urinary-tract-infection/overview-of-uti.shtml).

Intellectual Property

On June 10, 2014, we entered into a patent licensing agreement with BIRAD and acquired the right to develop, manufacture, use, offer for sale, and sell in Europe, Asia, South America and Australia (the "Territory") non-disposable bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights. The Patent Rights protect a unique anti-bacterial textile manufacturing process that is owned by Bar-Ilan University.

Under the License Agreement, we are required to pay BIRAD the following fees and royalties:

•        a non-refundable license issuance fee of Thirty-Five Thousand US Dollars ($35,000) (This is in addition to the non-refundable option fee of Fifteen Thousand US Dollars ($15,000) which we paid to BIRAD for the option to acquire the license).

•        an annual license maintenance fee of Twenty Thousand US Dollars ($20,000) per year commencing from the first anniversary of the signing of the License Agreement. The annual license maintenance fee is creditable against any royalty amounts payable with respect to products sold in the same calendar year that the annual license maintenance fee was due.

•        a royalty of 3% of our sales of products making use of the Patent Rights.

In addition, we are required to reimburse BIRAD for all documented, out-of-pocket patent filing, prosecution, and maintenance expenses incurred by BIRAD in connection with the Patent Rights.

The License Agreement sets certain development milestones with which we must comply:

•        Development of a roll-to-toll machine of industrial scale within 18 months of signing

•        Pilot production and troubleshooting within 26 months of signing

•        First serial production and distribution to a selected number of medical institutions for performance testing and assessment within 32 months of signing

•        Regulatory approval of the product within 36 months of signing

•        Serial production on industrial scale within 40 months of signing.

In the event we fail to meet any of the development milestones without providing BIRAD with a reasonable plan for promptly achieving a reasonable extended and/or amended milestone, then BIRAD may terminate the License Agreement.

In addition, BIRAD has provided us with a side letter in which BIRAD informed us that BIRAD has granted to a third party an option to obtain an exclusive license to the Patent Rights for the field of disposable anti-bacterial textiles for medical treatment and/or personal hygiene, i.e., bandages (the "Additional Field"). In the event such third party does not exercise its option, then BIRAD will inform us of this fact and grant us thirty days to inform BIRAD of our interest in expanding our license to include the Additional Field. We shall then have sixty (60) days to negotiate the inclusion of the Additional Field into our license to the Patent Rights. Our business plan, however, is not predicated on obtaining a license to the Patent Rights for the Additional Field, and we intend to focus on exploiting the Patent Rights in the fields for which we have already obtained an exclusive license. Although we do not currently have license rights to disposable products, such as bandages, the Additional Field does not overlap, conflict with, or undermine our exclusive license to the Patent Rights for the field of non-disposable anti-bacterial textile products.

The License Agreement will remain in effect until the later of: (a) the expiration of the last to expire Patent Rights; or (b) fifteen (15) years have passed from the date of the first commercial sale, unless the License Agreement is earlier terminated by one of the parties, according to the terms of the License Agreement. The termination rights include, but are not limited, our right to terminate upon 60-days’ prior written notice, BIRAD's right to terminate if we become insolvent or bankruptcy proceedings are initiated against us, and BIRAD's right to terminate upon our default in the performance of any material obligation and our failure to cure such default within 30 days of written notice of such default.

Professor Aharon Gedanken of Bar-Ilan University, the head of the research team that developed the technology disclosed in the Patent Rights, is a leading scientist in the field of nanotechnology, and his research focuses on commercial applications and finding practical solutions to real needs in everyday life. The project during which Professor Gedanken developed his proprietary method was supported by funding from the European Union, and included the participation of 17 leading organizations from various countries, including four university research bodies, three health institutions, and other commercial and industrial entities.

At the development framework over 12 million Euros were invested in the technology, and due to the importance and the need to find immediate solutions, the EU itself invested a total of 8 million Euros.

The technology underlying the Patent Rights is based on converting ''standard" fabric rolls of various kinds into anti-bacterial fabric through one-time exposure to a proprietary active nano-technology process, in which the roll of fabric is soaked in a solution of metal oxide, in a sono chemical reactor. The solution is bombarded with sound waves of different wavelengths, creating a chemical-physical reaction that separates the metals from the solution and creates nano-scale particles with anti-bacterial properties. The process integrates the nano-particles with the fabric, thus giving the fabric long-lasting anti-bacterial properties.

The technology is based on a unique production method that makes a standard fabric roll of various kinds of textiles anti-bacterial by using a one-time exposure to an active nano-technology process. The anti-bacterial nano-particles, such as oxides of zinc and copper, are integrated into the standard fabrics by means of a unique production process which involves the creation of anti-bacterial nano-particles.

The nano-particles production is done using sound waves acting on the material solution at very high pressure and temperature through a device known as a "Sono-Reactor." The transfer of the sound waves in the fluid creates bubbles in the solution, which then suddenly collapse. This process creates nano-particles of zinc and copper, depending on the composition of the original solution. The process of collapsing forces the particles to be embedded into the fabric fibers, and gives the fabric the necessary anti-bacterial properties.

The main advantages of the technology stems from the fact that the process is carried out independently on the fabric and separate from the weaving process, thus allowing the process to be implemented on standard commercial fabrics of all kinds. The process is based on standard industrial materials, safe to use and economically viable. The fact that the Sono-Reactor simultaneously produces the nano-particles and applies them to the fabric in one continuous process, makes the manufacturing process simple, short, and significantly cheaper than other anti-bacterial methods in use today. Fabrics produced using the technology were tested in a series of tests accepted in this field, and were active and resistant to bacteria even after 65 institutional washings at high temperature. (http://ec.europa.eu/programmes/horizon2020/en/news/banishing-killer-bacteria-hospital-beds).

The embedded nano-particles are resistant to harsh conditions. The researchers tested the durability of the anti-bacterial fabric against bacteria over time and under different surface conditions by subjecting the anti-bacterial fabric to 65 washings in 92 degrees Celsius water in washing machines for hospitals. The fabric retained its anti-bacterial activity against the bacteria even after 65 washing cycles. (http://ec.europa.eu/programmes/horizon2020/en/news/banishing-killer-bacteria-hospital-beds).

Our Planned Products

We currently plan to introduce non-disposable anti-bacterial textile products in three different segments of the market, in order to generate worldwide sales as early as possible:

•	Anti-bacterial fabric rolls for sale to textile manufacturers who will produce and sell the final anti-bacterial products to end-user customers.

•	Private label anti-bacterial textile products for sale directly to hospitals and various medical institutions.

•	Anti-bacterial textile products for the private/consumer market.

Planned Equipment Purchase

Subject to raising the necessary funds in our initial public offering, we plan to purchase the equipment necessary for our first production line, which equipment will cost approximately $750,000, in approximately seven to eight months.

Planned Marketing Efforts

In accordance with the license rights granted to us, during the first stage we intend to focus our marketing efforts in Europe, Australia, South America, and Asia.

At the first stage of our marketing efforts, we plan to market our products to the following market segments:

•	Medical uniforms

•	Bedding sets

At a later stage, following the second year of serial production, we intend to consider evaluating two potential areas within the private/consumer market:

•	Anti-bacterial lingerie for the prevention and reduction of urinary tract infections.

•	Anti-bacterial socks for the prevention of infections, fungus, and odors.

Competition

The functional textiles market in general, and the anti-bacterial segment in particular, has grown rapidly in recent years. The development of science and manufacturing technologies allow different companies to offer a range of solutions. Our main competition currently comes from companies that manufacture fabrics that combine fibers with metal components, such as silver or copper, to create anti-bacterial properties. Among these companies, we face competition from Cupron (www.cupron.com), which has developed a technology for copper braiding fibers of different fabrics. The company grants rights to its technology to various textile manufacturers in exchange for royalties from the sales, and encourages the integration of its products in a variety of applications, including underwear and bedding.

Other companies that combine silver fiber with fabric fibers or embed nano-particles of metal oxides fabrics include, for example, AGIENE (www.agiene.com), which combines silver flakes with petrol based polymers mainly as a bacteria order repellent; Smart Silver (www.smartsilver.com), which applies silver micro flakes through powder dispersion by water or chemicals to filaments that are spun into textiles; SwicoFIL (www.swicofil.com), which uses the resin application of silver applied to fibers and filaments; and JRNanotech (www.jrnanotech.com), which incorporate nano-silver in healthcare products; and others.

Since most of these competitive products require a change in the actual manufacturing process of the fabric (mainly in the spinning/weaving process), they are not applicable to all fabrics, and their potential for collaboration with fabric manufacturers are limited. In contrast, our technology can be applied on almost all of the fabrics used today in the medical uniform and bedding sets markets, thus increasing our ability to compete with existing technologies and to collaborate with fabric manufacturers.

We are not aware of any competitor that is using sono-chemical technology similar to our technology to produce products similar to our proposed products on a commercial scale within our proposed business field.

Sources and Availability of Products and Supplies

The nature of our intended products does not mandate any dependence on one or a few major products or suppliers.

Dependence on One or a Few Major Customers

The nature of our services does not mandate any dependence on one or a few major customers.

Seasonality

We do not expect our sales to be impacted by seasonal demands for our products.

Existing or Probable Government Regulations

Our anti-bacterial textile products may be subject to governmental regulation, which regulation may be different for each country or region where we intend to sell our products. Our main intended market is the European Union (EU). The EU has a specific regulatory directive for products with biocidal properties.

The Biocidal Product Regulation (BPR), Regulation (EU) 528/2012), concerns the placing on the market and use of biocidal products, which are used to protect humans, animals, materials or articles against harmful organisms, like pests or bacteria, by the action of the active substances contained in the biocidal product. The regulation aims to improve the functioning of the biocidal products market in the EU, while ensuring a high level of protection for humans and the environment. All biocidal products require an authorization before they can be placed on the market, and the active substances contained in that biocidal product must be previously approved. There are, however, certain exceptions to this principle. For example, active substances under the review programme as well as biocidal products containing these active substances can be placed on the market while awaiting the final decision on the approval. Provisional product authorizations for new active substances that are still under assessment are also allowed on the market.

Companies have to apply for approval of an active substance by submitting a dossier to the European Chemicals Agency (ECHA). After the validation check has been performed by ECHA, the evaluating competent authority carries out a completeness check and an evaluation within one year.

The result of the evaluation is forwarded to ECHA's Biocidal Products Committee, which prepares an opinion within 270 days. The opinion serves as a basis for the decision-making by the European Commission and the Member States. The approval of an active substance is granted for a defined number of years, not exceeding ten years

All biocidal products must get an authorization before they can be made available on the market. Companies can choose between several alternative processes, depending on their product and the number of countries where they wish to sell it. If the product will be placed only on a single market, authorisation from that country is sufficient. If a company wishes to place the product on the market in several countries, it can apply for mutual recognition for the product authorization. In addition, the BPR introduces the possibility to have certain biocidal products authorised at the EU level. This will allow companies to place their biocidal products on the market throughout the entire EU, without the need to obtain a specific national authorization.

According to the BPR, our products would most likely be classified as: MAIN GROUP 1: Disinfectants, Product-type 2: Disinfectants and algaecides not intended for direct application to humans or animals:

"........ Products used to be incorporated in textiles, tissues, masks, paints and other articles or materials with the purpose of producing treated articles with disinfecting properties".

We intend to seek regulatory approval for our materials used in the technology (nano- particles) and their applications in textiles. We estimate that the approval process may take between 12 and 24 months.

New government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which could have a material adverse effect on our business, results of operations and financial condition.

Research and Development Activities and Costs

We have not incurred any costs to date and plan to undertake the following research and development activities during the next year of operation, subject to our raising the necessary funds in our initial public offering. We intend to carry out R&D for various applications using the technology, such as: anti-odor fabrics, perfumed fabrics, and other properties that may be implemented within the fabrics. Such research and development costs may be between three hundred and five hundred thousand dollars in the next 12 months, depending on the amount of capital raised in our initial public offering, and may include cooperation with other parties.

C. Organizational Structure

We do not own any subsidiaries.

D. Property, Plants and Equipment

We do not own any real property. We currently maintain our corporate office at 3 Lohamei HaGetaot St., Nahariya, Israel. This space will be sufficient until we commence full operations.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly those in “Item 3.D. Risk Factors.”

Overview

We are a development stage company that has commenced organizational activities but has no revenues from our business operations.  Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we are in a position to market our products to prospective customers. Accordingly, we must raise cash in order to implement our marketing plan.

In our management’s opinion, there is a market for reasonably priced non-disposable anti-bacterial textile products.

We believe that we will need to raise $1.3 million in our initial public offering in order to allow us to fully implement our business plan and remain in business for twelve months. If we are unable to finance our business plan, we may have to curtail our activities. If we raise the necessary funds, but are unable to generate revenues within the next twelve months for any reason, or if we are unable to make a reasonable profit within the next twelve months, we may have to suspend or cease operations. At the present time, other than our initial public offering, we have not made any arrangements to raise additional cash. We may seek to obtain additional funds through a second public offering, private placement of securities, or loans. Other than as described in this paragraph, we have no other financing plans at this time.  Our marketing plan is not currently complete and partly remains to be determined.

Our specific goal is to become a leading provider of non-disposable anti-bacterial textile products. Assuming we raise the additional funds necessary for us to implement our business plan, over the next twelve months we intend to focus on the following activities:

●	Finalize product development.
●	Develop a roll-to-toll machine of industrial scale.
●	Build and assemble a production line for the manufacture of our anti-bacterial textiles.
●	Apply for European (CE) regulatory approval.
18

●	Develop Distribution channels
●	Initiate collaborations with hospitals.
●	Engage in marketing activities.

Outsourced Contractors

Our technology is applicable to all textiles that are used in hospitals today, ranging from uniforms for the medical staff, patients gowns, bedding, pajamas, towels, curtains, and like. At this time, we do not intend to establish our own manufacturing facility for our anti-bacterial textile products. Rather, we plan to outsource the production of our products to subcontractors, sewing workshops, and strategic partners. Our unique production process involves the coating of the fabric, and does not involve either sewing or weaving, which will be performed by contractors according to market needs and the extent of demand for the various products. We intend to reduce current expenditures to a minimal level, and to focus on the marketing and commercialization of various applications.

In the first stage, we plan to produce anti-bacterial fabric rolls for sale to textile firms around the world, which would then produce various kinds of anti-bacterial textile end-products under their own brand names for sale to end-user customers. To accomplish this goal, we intend to complete the set-up of a full-scale outsourced commercial production line for the production of our anti-bacterial fabrics. We plan to work with a subcontractor to build a Sono-Reactor production machine in a working width of 1.5 meters that is fit for industrial scale production. So far a smaller machine has been built under the research program coordinated by Prof. Gedanken that demonstrates the feasibility of the production process, which machine is capable of working with rolls of widths of 30-40 cm only. To produce commercial width fabrics, we will need to create a production line that has the ability to work with rolls of widths of 1.5 meters. In parallel with the establishment of a production line, we will enter into negotiations with existing textile firms and other relevant enterprises in the textile industry for the sale of our anti-bacterial fabric rolls to them, and they will then produce a line of anti-bacterial textile products, including medical uniforms, hospital gowns, linen, and other textile products, for sale to the health care industry.

In the second stage, we will assess the feasibility of establishing production points according to geographic location and the nature of the agreements signed with strategic partners in the textile industry, and of establishing partnerships for the production of anti-bacterial fabrics under our own brand names.

We estimate that the profits to be realized from the sale of anti-bacterial fabric rolls to textile producers will be lower than the profits to be realized from the sale of final anti-bacterial textile products (such as clothing and bedding) directly to end-users, but the first approach will allow us to create a real presence in the industry and generate sales as quickly as possible, which we anticipate will help both to generate working capital for the Company's activities, and to create a significant presence in the relevant markets.

In later stages, we believe that our anti-bacterial textile products may be produced and sold to other markets, such as hotels, nursing homes, and other institutions, as well as to private consumers.

We estimate that at the end of the first 18 months of activity, we will be able to complete the establishment of an outsourced production line, and begin to produce anti-bacterial fabric rolls for the production of products to be sold to hospitals in Europe, Asia, South America, and Australia.

A. Operating Results

Financial Operations Overview

Results of Operations

During the period from December 29, 2013 (date of inception) through December 31, 2014, we incurred a net loss of $142,872. This loss consisted primarily of incorporation costs, administrative expenses, and offering costs related to our initial public offering. Since inception through December 31, 2014, we have sold 79,873,732 ordinary shares.

Revenue

We had no revenues for the period from December 29, 2013 (date of inception) through December 31, 2014.

B. Liquidity and Capital Resources

Our balance sheet as of December 31, 2014, reflects assets of $66,875. Cash and cash equivalents from inception to date have been insufficient to provide the working capital necessary to operate to date.

We anticipate generating losses and, therefore, may be unable to continue operations in the future. If we require additional capital, we would have to issue debt or equity or enter into a strategic arrangement with a third party. At the present time, we have not made any arrangements to raise additional cash, other than our initial public offering.  We may seek to obtain additional funds through a second public offering, private placement of securities, or loans.  Other than as described in this paragraph, we have no other financing plans at this time.  There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Application of Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 3 to our financial statements, we believe that the accounting policy discussed below is critical to our financial results and to the understanding of our past and future performance, as this policy relates to a significant area involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (a) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (b) changes in the estimate could have a material impact on our financial condition or results of operations.

We amortize our intangible assets with finite lives over their useful economic lives and assess for impairment whenever there is an indication that the intangible assets may be impaired. We review the amortization period and the amortization method for each intangible asset with a finite useful life at least at the end of each reporting period. We consider changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in each intangible asset to modify the amortization period or method, as appropriate, and treat any such changes as changes in accounting estimates.

C. Research and Development, Patents and Licenses, Etc.

For a description of our planned research and development programs please see Item 4 “Information on the Company—Business Overview—Research and Development Activities and Costs."

D. Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in “Item 3 - Key Information - Risk Factors”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2014 are summarized in the following table.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total

Annual License Fee	$20,000	$20,000	$80,000	$180,000	$300,000

Item 6.                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information relating to our executive officers and directors as of the date of this annual report. Unless otherwise stated, the address for our directors and executive officers is c/o Nano-Textile Ltd., 3 Lohamei HaGetaot St., Nahariya, Israel 2244427.

Name	Age	Position

Mr. Joshua Herchcovici	60	Chairman of the Board

Mr. Meir Elishkov	60	Director

Mr. Erez Ovdat	40	CEO

Mr. Shlomo Zakai	45	CFO

Joshua Herchcovici

Mr. Herchcovici joined the Board of Directors on December 29, 2013, and serves as our Chairman of the Board. Since 1991, Mr. Herchcovici has served as chief executive officer of Shay Sapir Investments Ltd., a private Israeli investment company. Since the beginning of 2014, Mr. Herchcovici has served as a director of Natural Resource Holdings Ltd., a non-U.S. publicly traded company. Mr. Herchcovici does not have a university degree.

The Board has concluded that Mr. Herchcovici should serve as director of the Company because of his entrepreneurial and investment experience.

Meir Elishkov

Mr. Elishkov joined the Board of Directors on February 17, 2014. He has worked in in the diamond industry in Belgium since 1996, and has been managing Ron BVBA, a diamond and jewelry trading company, for the last 20 years. Mr. Elishkov also has experience in real-estate investment. Mr. Elishkov does not have a university degree

The Board has concluded that Mr. Elishkov should serve as director of the Company because of his entrepreneurial and investment experience.

Erez Ovdat

Mr. Ovdat was appointed the Company's CEO on November 1, 2014. He has extensive experience in the international textile industry. From 2012 to 2013 he served as a textile technologist at Fulcrum SP Materials Ltd. and specialized in the creation of nano particles composite fabrics. From 2011 to 2012, he served as a home textile buyer at Vardinon Home Textiles Ltd. From 2001 to 2011 he served as a textile technology manager at Abir Threads Industry

Ltd. and its affiliate Sabrilon Synthetic Yarns Ltd. He has experience with threads and yarns QA, spinning, winding and lubrication, and was in charge of shade approval with customers. Mr. Ovdat studied textile technology at Shenkar Textile College in Ramat Gan, Israel from 1988 to 1992.

Shlomo Zakai

Mr. Zakai was appointed the Company's CFO on October 2, 2014. Mr. Zakai established his own accounting firm in 2004, and provides a range of services to publicly traded companies as well as private companies. Prior to 2004, he served as controller and Chief Financial Officer of a number of private companies.  Mr. Zakai worked as an accountant for nine years in the hi-tech department of Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with companies publicly traded on NASDAQ and in Israel.  Mr. Zakai is a CPA (Certified Public Accountant) and holds a B.A. in Accounting from the College of Management in Rishon Lezion.

B. Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2014 was $47,994. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Compensation Table

The table below outlines the compensation paid to our executive officers during or with respect to the year ended December 31, 2014. We retained our CFO in October 2014 and hired our current CEO in November 2014.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joshua Herchcovici(1)	2014	16,330	0	0	0	0	0	0	16,330
Meir Elishkov(2)	2014	8,844	0	0	0	0	0	0	8,844
Erez Ovdat(3)	2014	5,086	0	0	0	0	0	0	5,086
Shlomo Zakai(4)	2014	3,000	0	0	0	0	0	0	3,000
Ori Alperovitz(5)	2014	13,458	0	7,635(5)	0	0	0	0	21,093

(1) Chairman of the Board

(2) Director

(3) Chief Executive Officer

(4) Chief Financial Officer

(5) Former CEO. Mr. Alperovitz received 285,715 ordinary shares as part of his employment compensation.

C. Board Practices

General

According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable employment agreements we have entered into with the executive officers.

Election of Directors and Terms of Office

Our board of directors currently consists of two members. Our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the board of directors. Our board has the authority to add additional directors up to the maximum number of 11 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

None of our directors or officers has any family relationship with any other director or officer. None of our directors have service contracts that provide for benefits upon termination of his or her directorship with us, other than the payment of salary due, accrued and unpaid as of and through the date of termination.

Chairman of the Board

Under the Israeli Companies Law, without shareholder approval, a person cannot hold the role of both chairman of the board of directors and chief executive officer of a company. Furthermore, a person who is directly or indirectly subordinate to a chief executive officer of a company may not serve as the chairman of the board of directors of that company and the chairman of the board of directors may not otherwise serve in any other capacity in a company or in a subsidiary of that company other than as the chairman of the board of directors of such a subsidiary.

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions allowing such exculpation are included in its articles of association. Our Articles of Association permit us to maintain directors’ and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations. We maintain a directors and officers insurance policy which covers the liability of our directors and officers as allowed under the Israeli Companies Law.

The term office holder is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed in the table above is an office holder, as defined in the Israeli Companies Law.

External and Independent Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded, either within or outside of Israel, are required to include within 90 days from the first day of trading at least two members who qualify as external directors,.

External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	the majority of the shares that are voted at the meeting, including at least a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the preceding bullet point) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the Company, other than by virtue of being an office holder. A person may not serve as an external director of a company if (i) such person is a relative of a controlling shareholder of a company or (ii) at the date of such person’s appointment or within the prior two years, such person, such person’s relative, partner, employer or any entity under such person’s control or anyone to whom such person is subordinate, whether directly or indirectly, has or had any affiliation with (a) the company, (b) our controlling shareholder at the time of such person’s appointment or (c) any entity that is either controlled by the company or under common control with the company at the time of such appointment or during the prior two years. If a company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then a person may not serve as an external director if, such person or such person’s relative, partner, employer or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the chairman of our board of directors, chief executive officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the chief financial officer of the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The term relative is defined as a spouse, sibling, parent, grandparent or descendant; a spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority, or ISA, or of an Israeli stock exchange. Furthermore, a person may not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with regulations promulgated under the Israeli Companies Law or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. If, at the time an external director is appointed, all current members of the board of directors not otherwise affiliated with the company are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder, or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (and for a period of one year with respect to relatives of the former external director).

The Israeli Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (i) meets the independence requirements of the Exchange Act, (ii) meets the standards of the NYSE rules for membership on the audit committee and (iii) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. Our board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financial statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in our financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (ii) the director either holds an academic degree in any other field or has completed another form of higher education in our primary field of business or in an area which is relevant to the office of an external director; or (iii) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business; (b) a senior position in our primary field of business; or (c) a senior position in public administration.

The Israeli Companies Law defines an independent director as a director who complies with the following and was appointed as such in accordance with Chapter 1 of Part 56 of the Israeli Companies Law: (1) the director complies with the qualification to serve as an external director as set out in Sections 240 (b)-(f) of the Israeli Companies Law and the audit committee has approved such compliance; and (2) the director has not served as a director of the company for more than nine consecutive years (which, for such purpose, does not include breaks in such service for periods of less than two year).

If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders' meeting as soon as possible to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee must each include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than compensation and reimbursement of expenses pursuant to applicable regulations promulgated under the Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

We intend to appoint external directors within 90 of the date our Registration Statement on Form F-1 was declared effective.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. We intend to appoint external directors within 90 after this Registration Statement becomes effective. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors and a majority of independent directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Following our becoming a public company, our audit committee will be comprised of three independent non-executive directors. Our audit committee will meet at least four times a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It will regularly review the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full board of directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees.

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of the independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our audit committee will be responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices and amend such deficiencies, (ii) determining whether certain related party transactions (including transactions in which an office holder has a personal interest) should be deemed as material or extraordinary, and to approve such transactions (which may be approved according to certain criteria set out by our audit committee on an annual basis), (iii) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) to determine procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; (v) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

We intend to adopt a written charter for our audit committee, setting forth its responsibilities as outlined by the regulations of the SEC. In addition, our audit committee has adopted procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters and the submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, SEC rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We intend to be in compliance with the independence requirements of the SEC rules.

The Israeli Companies Law regulations require each public company to appoint a committee that examines the financial statements, which shall consist of at least three members, of which the majority among them shall be independent directors and such committee’s chairman shall be an external director. The committee’s duties are, among others, to examine our financial statements and to recommend and report to the board of directors of the company regarding any problem or defect found in such financial statements.

Any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter; provided, however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings, but not for actual voting, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for actual voting if such presence is requested by the audit committee.

In addition to the above, all such committee’s members must apply with the following requirements:

•	All members shall be members of the board of directors of the company.

•	At least one of the committee’s members shall have financial and accounting expertise and the rest of the committee’s members must have the ability to read and understand financial statements.

Financial Statement Examination Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Following our becoming a public company, we plan to assign to our audit committee the responsibilities and duties of a financial statements examination committee, as permitted under relevant regulations promulgated under the Israeli Companies Law. From time to time as necessary and required to approve our financial statements, the audit committee will hold separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent auditors and our internal auditors will be invited to attend all meetings of audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Amendment No. 20 to the Companies Law was published on November 12, 2012 and became effective on December 12, 2012. In general, Amendment No. 20 requires public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers, or the Compensation Policy. In addition, Amendment No. 20 addresses the corporate approval process required for a public company's engagement with its officers (with specific reference to a director, a non-director officer, a chief executive officer and controlling shareholders and their relatives who are employed by the company).

The compensation committee shall be nominated by the board of directors and be comprised of its members. The compensation committee must consist of at least three members. All of the external directors must serve on the compensation committee and constitute a majority of its members. The remaining members of the compensation committee must be directors who qualify to serve as members of the audit committee (including the fact that they are independent) and their compensation should be identical to the compensation paid to the external directors of the company.

Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by the company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to the company, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions, but not in any vote, and our legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The roles of the compensation committee are, among others, to: (i) recommend to the board of directors the Compensation Policy for office holders and recommend to the board once every three years the extension of a Compensation Policy that had been approved for a period of more than three years; (ii) recommend to the directors any update of the Compensation Policy, from time to time, and examine its implementation; (iii) decide whether to approve the terms of office and of employment of office holders that require approval of the compensation committee; and (iv) decide, in certain circumstances, whether to exempt the approval of terms of office of a chief executive officer from the requirement of shareholder approval.

The compensation policy requires the approval of the general meeting of shareholders with a “Special Majority”, which requires a majority of the shareholders of the company who are not either a controlling shareholder or an "interested party" in the proposed resolution, or that shareholders holding less than 2% of the voting power in the company voted against the proposed resolution at such meeting. However, under special circumstances, the board of directors may approve the compensation policy without shareholder approval, if the compensation committee and thereafter the board of directors decided, based on substantiated reasons after they have reviewed the compensation policy again, that the compensation policy is in the best interest of the company.

Under the Israeli Companies Law, our compensation policy must generally serve as the basis for corporate approvals with respect to the financial terms of employment or engagement of office holders, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company's objective, the company's business plan and its long term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	The knowledge, skills, expertise, and accomplishments of the relevant office holder;

•	The office holder's roles and responsibilities and prior compensation agreements with him or her;

•	The relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	The impact of disparities in salary upon work relationships in the company;

•	The possibility of reducing variable compensation at the discretion of the board of directors; the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	As to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company's performance during that period of service, the person's contributions towards the company's achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include the following principles:

•	the link between variable compensation and the long term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company's financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

We intend to adopt and implement all of the above with regards to the Compensation Committee and policy within 90 days of the date that our Registration Statement on Form F-1 was declared effective.

D. Employees

As of December 31, 2014, we had one employee, our CEO, and one consultant, our CFO. Our officers and Directors provide service to us on an as-needed basis. When we commence full operations, we will need to hire full-time management and administrative support staff.

E. Share Ownership

For information concerning the overall beneficial ownership of our ordinary shares by our executive officers and directors, please see the table in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” below.

The Company does not have any arrangements for involving its employees in the capital of the Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of March 31, 2015, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors and executive officers. Each person has sole voting and investment power with respect to the ordinary shares, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the disposition of the shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 79,873,732 ordinary shares issued and outstanding as of March 31, 2015. The Company has granted 289,036 options to purchase 289,036 ordinary shares to Danny Zadok.

Title of Class	Name and Address of Beneficial Owner (²)	Position	Amount and Nature of Beneficial Ownership	Percentage of Class(¹)

Ordinary Shares	Joshua Herchcovici	Director	34,409,000	43.08%
Ordinary Shares	Meir Elishkov	Director	31,174,554	39.03%
Ordinary Shares	Erez Ovdat	CEO	0	0%
Ordinary Shares	Shlomo Zakai	CFO	0	0%
All Directors and officers as a Group (4 people)			65,583,554	82.11%

(¹)	Based on 79,873,732 ordinary shares outstanding.
(²)	The address for Mr. Herchcovici is 7 HaOren, Nahariya, Israel

The address for Mr. Elishkov is 6 Silver, Nahariya, Israel

The address for Mr. Ovdat is 5 Henkin, Petach Tikva, Israel

The address for Shlomo Zakai is 62 Anilevitch, Tel-Aviv, Israel

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B. Related Party Transactions

Other than the transactions discussed below, since January 1, 2014, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 10% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

From January 2014 through March 2014, each of Mr. Herchcovici and Mr. Meir Elishkov, our director, invested $10,211 in the Company as share premium. As part of Mr. Elishkov's investment in the Company, Mr. Herchcovici transferred 31,174,554 ordinary shares of the Company to Mr. Elishkov.

On October 12, 2014, we entered into a Finder's Fee Agreement with Mr. Shay Herchcovici (a/k/a Shay Hershcovich) ("Shay"), who is the son of Mr. Joshua Herchcovici, the Company's Chairman of the Board. According to this agreement, Shay undertook to assist the Company to raise funds, and he will be entitled to a finder's fee of 8% from investments made by parties introduced to the Company by Shay. If the introduction of the investor to the Company is done with Shay collaborating with another intermediary, then Shay will be entitled to a reduced fee of 4% from any investment by such investor in the Company. Shay's agreement does not relate to the sale of ordinary shares of the Company pursuant to this Registration Statement, and Shay is not entitled to receive any commission with regard to the sale of the Company's ordinary shares registered hereunder.

On October 30, 2014, we entered into an agreement with Mr. Joshua Herchcovici in connection with his serving as the Chairman of the Board of the Company, pursuant to which we undertook to pay Mr. Herchcovici, commencing from July 1, 2014, a fee of NIS 10,000, plus VAT, per month for serving as the Chairman of the Board of the Company. In addition, we undertook to pay Mr. Herschcovici a fee of NIS 10,000, plus VAT, for having served as Chairman of the Board of the Company for the period from December 29, 2013 through June 30, 2014.

On October 30, 2014, we entered into an agreement with Mr. Meir Elishkov in connection with his serving as a Director of the Company, pursuant to which we undertook to pay Mr Elishkov, commencing from September 1, 2014, a fee of NIS 5,000, plus VAT, per month for serving as a Director of the Company. In addition, we paid Mr. Elishkov a fee of NIS 20,000, plus VAT, for having served as a Director of the Company for the period from July 1, 2014 through August 31, 2014.

In November 2014, the Company issued 285,715 ordinary shares to Ori Alperovitz, its former Chief Executive Officer, in exchange for CEO services received by the Company through October 30, 2014.

C. Interest of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our financial statements at the end of this annual report, starting at page F-2, as part of this annual report.

Legal Proceedings

We know of no material, active or pending legal proceedings against our Company, nor of any proceedings that a governmental authority is contemplating against us.

We know of no material proceedings to which any of our Directors, officers, affiliates, owner of record or beneficially of more than 5 percent of our voting securities or security holders is an adverse party or has a material interest adverse to our interest.

Dividend Policy

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

B. Significant Changes

Other than the fact that our Registration Statement on Form F-1 was declared effective on March 31, 2014, no significant changes have occurred since December 31, 2014, except as otherwise disclosed in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Please see our response to Item 9.C below.

B. Plan of Distribution

Not applicable

C. Markets

There is no established public trading market for our ordinary shares; however, we intend to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) to have our ordinary shares quoted on the OTC Bulletin Board or equivalent quotation service.

D. Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B. Articles of Association

Registration Number and Purposes of the Company

Our company number with the Israeli Registrar of Companies is 514997741. Our purpose is set forth in Section 3 of our Articles of Association and includes every lawful purpose.

Approval of Related Party Transactions under the Israeli Companies Law

Fiduciary duties of office holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these action

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to our affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obligated to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

The term personal interest is defined under the Israeli Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Israeli Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on our profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder has complied with the disclosure requirement described above, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to our interest or that is not performed by the office holder in good faith.

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our Articles of Association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, (iii) an undertaking to indemnify or insure an office holder who is not a director, or (iv) for matters considered an undertaking concerning the terms of compensation of an office holder who is not a director, including, an undertaking to indemnify or insure such office holder, then approval by the audit committee is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter, unless a majority of the directors or members of the audit committee have a personal interest in the matter or the chairman of the audit committee or board of directors, as applicable, determines that he or she should be present to present the transaction that is subject to approval. If a majority of the directors have a personal interest in the matter, such matter would also require approval of the shareholders of the company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Israeli Companies Law and a recent amendment thereto, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, such shareholder approval must fulfill one of the following requirements:

•	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Duties of shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in our authorized share capital;

•	a merger;

•	an increase in our authorized share capital; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of Compensation to Our Officers and Directors

The Israeli Companies Law prescribes that compensation to officers and directors must be approved by a company’s board of directors.

As detailed above, our compensation committee will be established within 90 days of the date our Registration Statement on Form F-1 was declared effective and will consist of three independent directors. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

The objectives of the compensation committee’s policies are that such individuals should receive compensation which is appropriate given their performance, level of responsibility and experience. Compensation packages should also allow us to attract and retain executives of the necessary caliber while, at the same time, motivating them to achieve the highest level of corporate performance in line with the best interests of shareholders. In order to determine the elements and level of remuneration appropriate to each executive director, the compensation committee reviews surveys on executive pay, obtains external professional advice and considers individual performance.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law, an internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of our shares;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an executive officer or director of the company (or a relative thereof); or
•	a member of our independent accounting firm, or anyone on his or her behalf.

We intend to comply with the requirement of the Israeli Companies Law relating to internal auditors within 90 days after our Registration Statement on Form F-1 was declared effective.

Rights, Preferences, and Restrictions Attaching to our Ordinary Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Pursuant to the Israeli Companies Law and our Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Our amended Articles of Association provide that we are authorized to issue one class of equity securities comprised of 300,000,000 ordinary shares with no par value per share. We are also authorized to issue rights, warrants, and options to purchase any class of equity securities.

Pursuant to the terms of our Articles of Association, our ordinary shares may be issued from time to time without any action by the stockholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed the full paid up stock, and the holder of such shares shall not be liable for any further payment thereof. Ordinary shares are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments by the Company once fully paid, and shall not be subject to assessment to pay the debts of the Company. Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors.

Holders of ordinary shares will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution of, or any distribution of the assets of, the Company, holders of ordinary shares will be entitled to share proportionally in all assets available for distribution.

Transfer of Shares

Our fully paid ordinary shares may be freely transferred under our amended Articles of Association, unless the transfer is restricted or prohibited by another instrument or applicable law. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless such company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, we may only distribute dividends from our profits accrued over the previous two years, as defined in the Israeli Companies Law, according to our then last reviewed or audited financial reports, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Differences in Corporate Law

We are incorporated under the laws of Israel. The laws applicable to Israeli corporations may differ in certain respects from the laws applicable to corporations incorporated in the State of Delaware. Within our discussion below of Israeli corporate law and the rights and obligations as set forth in our Articles of Association, we summarize material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware that result from differences in governing documents and the laws of Israel and Delaware. This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Israel law and our Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described above.

Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israeli Companies Law, our directors are elected at a general or special meeting of our shareholders and serve on the board of directors until the end of the next general meeting or they are removed by the majority of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next general meeting or special meeting, or earlier if required by our Articles of Association or applicable law. External directors are elected for an initial term of three years and may be removed from office pursuant to the terms of the Israeli Companies Law.

Israeli Variance from Delaware: In contrast, Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.

Appointment of Alternate Directors

Pursuant to our Articles of Association, an absent director may appoint, by written notice, an alternate director to attend a board meeting in his place.

Israeli Variance from Delaware: In contrast, a director of a Delaware corporation may not grant a proxy to another person to vote on such director’s behalf at a board meeting.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Articles of Association;
●	appointment or termination of our auditors;
●	appointment of directors and appointment and dismissal of external directors;
●	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
●	director compensation, indemnification and change of the principal executive officer;
●	increases or reductions of our authorized share capital;
●	a merger; and
●	the exercise of our Board of Director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent.

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;
●	an approval of transactions with office holders or interested or related parties;
●	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;
●	authorizing the chairman of the board of directors or his relative to act as our chief executive officer or act with such authority; or authorize our chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and
●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing our registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Israeli Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Under the Israeli Companies Law, shareholders are not permitted to take action via written consent in lieu of a meeting.

Israeli Variance from Delaware: In contrast, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Liquidation

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of our general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of our shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of our issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to our outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to our outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above.

Borrowing Powers

Under the Israeli Companies Law, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Transfer Agent

The transfer agent for our ordinary shares is Vstock Transfer, LLC.

C. Material Contracts

For a description of the Company's material contracts not entered into in the ordinary course of business, please refer to “Item 7.B. Related Party Transactions.”

D. Exchange Controls.

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets.  There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares, or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel. Non-residents of Israel may freely hold and trade our securities. Neither our articles nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.  This summary does not discuss all of the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.

Certain Israeli Tax Consequences

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller's country of residence provides otherwise.

Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2014 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014).

Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a recognized stock exchange in Israel or outside of Israel will generally be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances, whether or not our shareholders are liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or at any time during the preceding 12 months, the applicable withholding tax rate is 30%, unless such Substantial Shareholder holds such shares through a nominee company, in which case the rate is 25%.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, for dividends (not generated by an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise as defined under the Israeli Law for the Encouragement of Capital Investments, 5719-1959) paid to a U.S. corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the previous tax year, the maximum rate of withholding tax is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed limitations under U.S. laws applicable to foreign tax credits.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for more than 180 days during the tax year and (ii) the taxpayer has no other taxable sources of income in Israel with respect to the period for which a tax return is required to be filed.

We cannot assure you that in the event we declare a dividend we will designate the income that we may distribute in a way that will reduce shareholders' tax liability.

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2014) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

Certain United States Federal Income Tax Consequences

The following is a description of certain United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax consequences to U.S. Holders that hold our ordinary shares as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;
41

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including stock holding period requirements, are satisfied by the recipient and the company is eligible for the benefits of the United States-Israel Tax Treaty.

However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one year as of the time such distribution is received.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisors about the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the desirability of making, and the method of making, such an election.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. Except as discussed below with respect to foreign currency gain or loss, if you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other taxable disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder’s initial tax basis in the ordinary shares will generally be the U.S. dollar value of the purchase price of our ordinary shares on the date of purchase. If our ordinary shares are treated as traded on an ‘‘established securities market,’’ a cash basis U.S. Holder or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If our ordinary shares are treated as traded on an established securities market, a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount realized (as determined on the trade date) at the spot rate of exchange on the settlement date of the sale.

On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Passive Foreign Investment Company Considerations

PFIC Status of the Company

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets (which, assuming we were a non-publicly traded CFC for the year being tested may be measured by the adjusted tax basis of our assets or, if we were a publicly traded CFC or not a CFC, the total value of our assets may be measured in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

We must determine our PFIC status annually based on tests which are factual in nature, and our status will depend on our income, assets and activities each year. In addition, our status as a PFIC may depend on how quickly we use the cash proceeds from our initial public offering in our business.

If we were a PFIC, and you are a U.S. Holder, then unless you make the “mark-to-market” election described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange.” Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The OTCBB is not a qualified exchange for this purpose and, consequently, if the ordinary shares are quoted on the OTCBB or equivalent quotation service, the mark-to-market election will not be available to a U.S. Holder.

In certain circumstances, the adverse tax consequences of the special tax regime described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) (rather than a mark-to-market election) with respect to its interest in a PFIC; however, we do not intend to provide U.S. Holders with the information required to implement a QEF election with respect to our ordinary shares.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payer or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payer will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payer or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F. Dividend and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports of foreign private issuer on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in New Israeli Shekels ("NIS"), accounting for 98% of our expenses in the year ended December 31, 2014. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors.” Furthermore, we anticipate that a portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in NIS.

In addition, the revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated.

In 2014, the value of the shekel depreciated relative to the dollar by 10.7%, and the rate of inflation in Israel was negative 0.2%.

We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the U.S. dollar. These measures, however, may not adequately protect us from material adverse effects.

Inflation-related risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date; however, our costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

Our registration statement on Form F-1 for our initial public offering (File No. 333-201903) of 30,000,000 new ordinary shares at an offering price of $0.10 per share was declared effective on March 31, 2015. We have not yet commenced the public offering of our shares pursuant to the registration statement on Form F-1. The ordinary shares will be offered by us on a no-minimum basis. Since there are no minimum purchase requirements, we may not receive any proceeds or we may receive only minimal proceeds from this offering. The offering is a self-underwritten offering; there will be no underwriter involved in the sale of these securities. We are offering our ordinary shares on a best efforts basis. This means there is no guarantee that we will be able to sell all or any of the shares being offered. We are offering the securities through our officers and Directors, who will not be paid any commission or any other form of compensation for such sales.

In addition, the selling stockholders named in our registration statement are offering for resale 12,544,768 ordinary shares, which offering will be coterminous with the Company's primary offering.  The selling stockholders have advised us that they will sell the ordinary shares from time to time after the registration has been declared effective and we have set a fixed offering price for these securities of $0.10 per ordinary share offered through this registration statement unless and until our shares are quoted on the OTC Bulletin Board or equivalent quotation service. Our selling stockholders have advised us that, if our shares are quoted on the OTC Bulletin Board, they will sell the ordinary shares from time to time at prevailing market prices or privately negotiated prices, which prices may be lower than the Company's primary offering price.

Since our initial public offering commenced in 2015, as of December 31, 2014, we had not received nor used any of the net proceeds of our initial public offering. We intend to use the net proceeds we receive from our initial public offering as disclosed in our Registration Statement on Form F-1. We do not intend to use any of the proceeds from our initial public offering for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

Item 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)-(c) Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee financial expert on its board. We intend to appoint an audit committee financial expert to serve on our audit committee within ninety (90) days of the date our Registration Statement on Form F-1 was declared effective.

Item 16B. CODE OF ETHICS

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers; however, we plan to implement such a code within ninety days of the date our Registration Statement on form F-1 was declared effective.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Weinberg & Baer LLC, an independent registered public accounting firm, for the year ended December 31, 2014:

2014
Audit Fees (1)	$10,000
Tax Fees (2)	$--
Total	$10,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, the Registration Statement on Form F-1 related to our initial public offering, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

Not applicable.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

Item 18. FINANCIAL STATEMENTS

See pages F-2 through F-38 of this annual report.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI-BACTERIAL

TEXTILES LTD)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

# # # # # # #

REPORT OF INDEPENDENT AUDITORS

to the Board of Directors and Shareholders of

NANO-TEXTILE LTD (FORMERLY T.A.B ANTI-BACTERIAL TEXTILES LTD)

Weinberg & Baer LLC

115 Sudbrook Lane, Baltimore, MD 21208

Phone (410) 702-5660

________________________________________________________________________

Mr. Erez Ovdat

Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya, Israel 2244427

Dear Mr. Ovdat:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the Registration Statement of Nano-Textile Ltd. on Form F-1 of our report dated January 19, 2015 relating to the financial statements of the Company as of and for the six months ended June 30, 2014. We further consent to the reference to our firm in the section on Experts.

Respectfully submitted,

Weinberg & Baer LLC

Baltimore, Maryland

March 11, 2015

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI-BACTERIAL TEXTILES LTD)

STATEMENT OF FINANCIAL POSITION

		December 31,
		2014
	Note	US Dollars
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$66,875
Prepaid expenses and receivables	4	38,810
		105,685
NON-CURRENT ASSETS:
Intangible assets	1c, 8	33,696

TOTAL ASSETS		139,381

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts Payable		29,913
Accrued liabilities		10,143
		40,056

EQUITY:	6
Common shares no par value: Authorized: 300,000,000 shares at December 31, 2014, issued and outstanding: 79,873,732 at December 31, 2014.	5	(*)332
Share premium		241,865
Accumulated deficit		(142,872)
		99,325

TOTAL LIABILITIES AND EQUITY		139,381

*Represents par value on shares sold before amendment of the Company charter to no par value.

The accompanying notes are an integral part of the financial statements.

Date of approval of the
financial statements	CEO	CFO

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI-BACTERIAL TEXTILES LTD)

STATEMENT OF COMPREHENSIVE LOSS

		Year ended
		December 31,
		2014
	Note

Research and Development expenses	1c	50,202

General and administrative expenses		80,906

Operating loss		131,108

Financing expenses		12,984

Financing income		(1,220)

Net finance expenses		11,764

Loss before income taxes		142,872

Income taxes	7	-

Total comprehensive loss for the period		142,872

Basic net loss per share attributable to ordinary equity holders		0.0019

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI-BACTERIAL TEXTILES LTD)

STATEMENT OF CHANGES IN EQUITY

	Common Stock			Share	Accumulated
	Shares	Amount		Premium	deficit	Total
		US Dollars

Share issuances	78,727,792	328	(*)	235,436	-	235,764

Share based payments	285,715	-		6,433	-	6,433

Issuance of shares for services	860,225	4		(4)	-	-

Comprehensive loss for the period	-	-		-	(142,872)	(142,872)

Balance as of December 31, 2014	79,873,732	332		241,865	(142,872)	99,325

(*) Net of issuance expenses in the amount of $19,943.

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI-BACTERIAL TEXTILES LTD)

STATEMENT OF CASH FLOWS

		Year ended December 31,
		2014
	Note	US Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:

Loss for the period		(142,872)

Adjustments to reconcile loss to net cash flows:
Amortization of intangible assets		1,304
Share based compensation		6,433
Increase in prepaid expenses and receivables		(38,810)
Increase in trade accounts payable		29,913
Increase in accrued liabilities		10,143

Net cash used in operating activities		(133,889)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on account of intangibles assets		(35,000)

Net cash used in investing activities		(35,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock issued for cash		235,764

Net cash provided by financing activities		235,764

Increase in cash and cash equivalents		66,875
Cash and cash equivalents at the beginning of the period		-
Cash and cash equivalents at the end of the period		66,875

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 1:- CORPORATE INFORMATION

a.	Nano-Textile Ltd. (formerly T.A.B Anti Bacterial Textiles Ltd.) (the Company) was incorporated in the State of Israel, on December 29, 2013. The Company engages in the development and production of anti-bacterial textile products. On September 21, 2014, the General Meeting of the Company the shareholders decided to change the Company's name to Nano-Textile Ltd. The change was subject to the approval of the Companies Register in the Israeli Ministry of Justice which was received on January 15, 2015.

b.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2014, the Company has not yet generated revenue from its operations, had approximately $67,000 in cash and cash equivalents, approximately $66,000 in positive working capital, stockholders’ equity of approximately $99,000, and an accumulated deficit of approximately $143,000. Management anticipates that their business will require substantial additional investments that have not yet been secured. The Company anticipates that the existing cash will not be sufficient to continue its planned operations through the next 12 months. Management is continuing in the process of fund raising in the private and public equity markets as the Company will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

c.	On June 10, 2014, the Company entered into a patent licensing agreement with Bar Ilan Research and Development Ltd. ("BIRAD") and acquired the right to develop, manufacture, use, offer for sale, and sell in Europe, Asia, South America and Australia bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights (the "Territory"). The Patent Rights protect a unique anti-bacterial textile manufacturing process that is owned by Bar-Ilan University.

Under the License Agreement, the company is required to pay BIRAD the following fees and royalties:

a.	A non-refundable license issuance fee of $35,000.

b.	An annual license maintenance fee of $20,000 per year commencing from the first anniversary of the signing of the License Agreement. The annual license maintenance fee is creditable against any royalty amounts payable with respect to products sold in the same calendar year that the annual license maintenance fee was due.

c.	A royalty of 3% of the company's sales of products making use of the Patent Rights.

In addition, the Company is required to reimburse BIRAD for all documented, out-of-pocket patent filing, prosecution, and maintenance expenses incurred by BIRAD in connection with the Patent Rights.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

The License Agreement sets certain development milestones with which the company must comply. In the event the company fails to meet any of the development milestones without providing BIRAD with a reasonable plan for promptly achieving a reasonable extended and/or amended milestone, then BIRAD may terminate the License Agreement.

In addition, BIRAD has provided the company with a side letter in which BIRAD informed the company that BIRAD has granted to a third party an option to obtain an exclusive license to the Patent Rights for the field of disposable anti-bacterial textiles for medical treatment and/or personal hygiene, i.e., bandages (the "Additional Field"). In the event such third party does not exercise its option, then BIRAD will inform the company of this fact and grant us thirty days to inform BIRAD of our interest in expanding our license to include the Additional Field. The company shall then have 60 days to negotiate the inclusion of the Additional Field into the company's license to the Patent Rights.

The License Agreement will remain in effect until the later of: (a) the expiration of the last to expire Patent Rights; or (b) 15 years have passed from the date of the first commercial sale, unless the License Agreement is earlier terminated by one of the parties, according to the terms of the License Agreement. The termination rights include, but are not limited to, the company's right to terminate upon 60-days’ prior written notice, BIRAD's right to terminate if the company becomes insolvent or bankruptcy proceedings are initiated against the company, and BIRAD's right to terminate upon the Company default in the performance of any material obligation and the Company failure to cure such default within 30 days of written notice of such default.

Based on IAS-38 "Intangible Assets" the Company had capitalized the non refundable license issuance fee of $35,000 as an intangible asset, and estimated its useful economic life at 15 years from the date of the licensing agreement (June 10, 2014). Development costs relating to the license are expensed as incurred until such time when the Company can demonstrate technical and commercial feasibility of the asset for sale or use.

NOTE 2:- BASIS OF PREPARATION

a.	Basis of preparation:

The interim financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the international Accounting Standards Board.

b.	Basis of measurement:

The interim financial statements have been prepared on the historical cost basis except for financial instruments at fair value through profit or loss or share premium, as relevant, that are stated at fair value.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

c.	Functional and presentational currency:

The interim financial statements are presented in U.S. dollars that is the functional currency of the Company. The dollar is the currency that represents the economic environment in which the Company operates and intends to operate. The Company's transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars. All transaction gains and losses from re-measurement of monetary assets and liabilities denominated in non-dollar currencies are reflected in the statements of comprehensive income as financial income or expenses, as appropriate.

d.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Upon formulation of accounting estimates used in preparation of the Company's financial statements, management is required to make assumptions in regard to the circumstances and events that are significantly uncertain. Management arrives at these decisions based on prior experiences, various facts, external items and reasonable assumptions in accordance with the circumstances related to each assumption. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

a.	Cash and cash equivalents:

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the company in the management of its short-term commitments.

b.	Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization expense on intangible assets with finite lives is recognized in the statement of comprehensive loss in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when the asset is derecognized.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

-	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale
-	Its intention to complete and its ability to use or sell the asset
-	How the asset will generate future economic benefits
-	The availability of resources to complete the asset
-	The ability to measure reliably the expenditure during development
-	The ability to use the intangible asset generated

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales During the period of development, the asset is tested for impairment annually.

At each balance sheet date, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of the intangible assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the intangible asset in the Company's accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

c.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any tax effects.

d.	Basic and Diluted loss per Share:

Basic loss per share is computed based on the weighted average number of common shares outstanding during each period. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each period, plus dilutive potential common shares considered outstanding during the period.

e.	Share-based payments

Suppliers of the company receive remuneration in the form of share-based payments, whereby suppliers render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the company’s best estimate of the number of equity instruments that will ultimately vest. The statement of profit or loss expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in employee benefits expense.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

f.	Financial instruments:

(i) Non-derivative financial

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the company becomes a party to the contractual provisions of the instrument.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: Financial assets at fair value, through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale financial assets.

Financial assets at fair value through profit or loss:

A financial asset is classified as at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets designated as at fair value through profit or loss comprise equity securities that otherwise would have been classified as available for sale.

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise cash and cash equivalents, and trade and other receivables. The carrying amount of short-term loans and receivables approximates fair value due to the short-term period.

(ii) Non-derivative financial liabilities

The company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, bank overdrafts, and trade and other payables.

g.	Taxes:

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

-	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
-	Temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
-	Taxable temporary differences arising on the initial recognition of goodwill Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same Tax Authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

h.	Statement of cash flows:

The statement of cash flows from current operations is presented using the indirect method, whereby interest amounts paid and received by the Company are included in the cash flows in current operations.

i.	Fair value measurement:

The Company measures financial instruments, such as, derivatives, and non-financial assets such as investment properties, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 11.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1. In the principal market for the asset or liability, or

2. In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interests.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the value measurement as a whole:

1.	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets liabilities.
2.	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value.
3.	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits and trade receivables.

k.	New Amendments and Interpretations not yet adopted:

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

NOTE 4:- PREPAID EXPENSES AND RECEIVABLES

December 31,
2014
US Dollars

Governmental institution – local (VAT)	15,051
Other receivables and prepaid expenses	23,759

38,810

NOTE 5:- RELATED PARTIES

Upon incorporation, the Company issued to its founder 68,818,000 shares (1,000 shares pre-stock split at $0.32 par value) for total consideration of $20,707.

Commencing from July 1, 2014, Mr. Joshua Herschcovici is entitled to NIS 10,000, plus VAT, per month for serving as the Chairman of the Board of the Company. In addition, the Company paid Mr. Herschcovici a fee of NIS 10,000, plus VAT, for having served as Chairman of the Board of the Company for the period from December 29, 2013 through June 30, 2014.

Commencing from September 1, 2014, Mr. Meir Elishkov is entitled to NIS 5,000, plus VAT, per month for serving as a Director of the Company. In addition, the Company paid Mr. Elishkov a fee of NIS 20,000, plus VAT, for having served as a Director of the Company for the period from July 1, 2014 through August 31, 2014.

In November 2014, the Company issued 285,715 ordinary shares to its former Chief Executive Officer, in exchange for CEO services received until October 30, 2014. The Company evaluated the Value of the 285,715 shares at $6,433.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 6:- SHARE CAPITAL

A Company share grants to its holder the right to receive an invitation to the general meetings, to participate and to vote in the general meetings, the rights to receive dividends, the rights to appoint directors and rights to net assets upon dissolution.

On September 11, 2014, the Company amended and restated its Articles of Association to remove the par value from the shares, so that all shares will be without par value, to increase the authorized capital of the company from 100,000 shares to 300,000,000 shares, and to perform a stock split of the outstanding shares in the ratio of 1 to 68,818.

As a result of the stock split, every ordinary share of the Company’s outstanding ordinary shares prior to the effect of that amendment was split and reclassified into 68,818 ordinary shares of the Company, and the number of outstanding ordinary shares of the Company was increased from 1,156.5 to 79,588,017 shares.

All share, stock option and per share information in these financial statements have been restated to reflect the stock split on a retroactive basis.

Upon incorporation, the Company issued to its founder 68,818,000 shares (1,000 shares pre-stock split at $0.32 par value) for total consideration of $20,707.

During the first and second quarters of 2014, the Company signed several investment agreements according to which the Company issued 4,817,260 ordinary shares of the Company for total consideration of $100,000 in cash. According to the agreements, the shares do not grant the investor the right to appoint directors or to otherwise intervene in the management of the company.

During the first and second quarters of 2014, the Company signed several investment agreements according to which the Company issued 3,991,444 ordinary shares of the Company for total consideration of $106,000 in cash. According to the agreements, the shares do not grant the investor the right to appoint directors or to otherwise actively intervene in the management of the company.

On July 25, 2014, the Company signed an investment agreement with an existing shareholder, according to which the Company issued 1,101,088 ordinary shares of the Company for total consideration of $29,000 in cash. According to the agreement, the shares do not grant the investor the right to appoint directors or to otherwise intervene in the management of the company.

In November 2014, the Company issued 285,715 ordinary shares to its former Chief Executive Officer, in exchange for CEO services received by October 30, 2014. The Company evaluated the Value of the 285,715 shares at $6,433.

Share based payments

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

During the first and second quarters of 2014, the Company signed several share based payments agreements according to which the Company issued 860,225 ordinary shares of the Company to consultants for raising capital. The shares were valued at $18,761 based on the price of recent shares sold. These shares were issued as cost of raising capital and the value of the shares was offset against share premium.

On May 12, 2014, the Company signed an agreement with a consultant according to which the consultant would provide fund raising services. Based on the agreement, the Company issued the consultant 289,036 options on Company's shares. The Company evaluated the Value of the 289,036 options on shares at $7,502. These options were issued as cost of raising capital and the value of the options was offset against share premium.

A summary of the status of the stock options granted to non-employees as of December 31, 2014:

	Number of Options	Weighted Average Exercise Price
	2014	2014

Outstanding at January 1, 2014	-	-
Granted during the period	289,036	0.026
Outstanding at December 30, 2014	289,036	0.026

Number of options exercisable at December 30, 2014	289,036

NOTE 7:- TAXES ON INCOME

a.	Israeli taxation

The Company is subjected to Israeli income tax laws. The corporate income tax rate for 2014 and onwards is 26.5%.

b.	Deferred taxes:
The Company has estimated tax losses of approximately $109,000 as of December 31, 2014. Deferred tax assets, tax credits and deductible temporary differences, have not been recognized, since there is uncertainty that future taxable profits will be available against which, they can be utilized.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 8:- INTANGIBLE ASSETS

a.	Composition
License fee
US Dollars
Cost:
Balance as of January 1, 2014	-
Additions during the period	35,000
Balance as of December 31, 2014	35,000

Accumulated amortization:
Balance as of January 1, 2014	-
Additions during the period	1,304
Balance as of December 31, 2014	1,304

Net book value as of December 31, 2014	33,696

Intangible assets are comprised of license fees (see note 1c) and are amortized using the straight-line method over the useful life of 15 years.

NOTE 9:- EARNING PER SHARE

Basic loss per share is computed by dividing the Company's loss by the weighted average number of Ordinary Shares outstanding during the period. The options of the Company in the reporting periods were not taken into account in the computation of diluted loss per share, since the effect of these potential Ordinary Shares is anti-dilutive. Therefore, the diluted loss per share is identical to the basic loss per share.

Set forth below is data taken into account in the computation of loss per share:

December 31, 2014
US Dollars
Loss as reported in the financial statements	142,872

Weighted average number of shares outstanding during the period	75,208,023

Basic and diluted loss per share	0.0019

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

NOTE 10:- FINANCING INCOME

Year ended December 31, 2014
US Dollars

exchange rate differences	1,220
1,220

NOTE 11:- FINANCIAL INSTRUMENTS AND MANAGEMENT OF FINANCIAL RISKS

a.	Classification of financial assets and financial liabilities

Below is the classification of financial assets and financial liabilities in the Statement of Financial Position:

December 31,
2014
US Dollars

Financial assets
Cash and cash equivalents	66,875
Prepaid expenses and receivables	38,810
105,685
Financial liabilities
Trade accounts Payable	29,913
Other accounts Payable	10,143
40,056

b.	Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit and interest risks and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Risk management is performed by the Company's Board of Directors, who identifies and evaluates financial risks in close cooperation with the Company's Chief Executive Officer. The Company's Chief Executive Officers responsible for carrying out risk management activities in accordance with guidelines of the Board of Directors. The Board of Directors provides guidelines for overall risk management, as well as policies dealing with specific areas (if relevant), such as exchange rate risk, interest rate risk, credit risk, use of financial instruments, and investment of excess cash. In order to minimize the risk exposure to market risk and credit risk the Company invested the majority of its cash balances in highly-rated bank deposits with maturity of less than a year.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO INTERIM FINANCIAL STATEMENTS

1. Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Management monitors rolling forecasts of the Company's liquidity reserve (comprising cash and cash equivalents and deposits). This is generally carried out based on the expected cash flows in accordance with practice and limits set by the management of the Company.

The Company is in the research and development stage and has not yet generated any revenue from sales of its product candidates. The Company is therefore exposed to liquidity risk, taking into consideration the forecasts of cash flows required to finance its investments and other activities.

2. Market risk

Foreign exchange risk - The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investing in currencies other than the U.S. dollars - mostly in New Israeli Shekel.

3. Credit risk

The Company's credit risk arises from cash and cash equivalents, bank deposits and unpaid receivable balances. Cash and cash equivalent balances of the company are deposited in an Israeli banking corporation. The Company management is of the opinion that there is insignificant credit risk regarding these amounts.

c.	Linkage term of financial liabilities by categories of financial instruments in accordance with IAS 39:

	Linked to NIS	Total
December 31, 2014
Financial liabilities at depreciated cost	40,056	40,056
	40,056	40,056

NOTE 12: SUBSEQUENT EVENTS

On March 31, 2015, we commenced our initial public offering for the sale of up to 30,000,000 new ordinary shares at an offering price of $0.10 per share. In addition, the offering includes a selling stockholders offering for the resale of up to 12,544,768 ordinary shares.

################

Item 19. EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANO-TEXTILE LTD.
By:	/s/ Erez Ovdat
Erez Ovdat Chief Executive Officer

Date: April 30, 2015

50

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.3	Employment Agreement with Erez Ovdat dated November 25, 2014 (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.4	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.5 4.6

Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).

Services Agreement with Meir Elishkov dated October 30, 2014 (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.7	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

51