Form 20-F
period 2015-12-31
NANO-TEXTILE LTD.
filed 2016-04-26
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-201903

NANO-TEXTILE LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

14 Izhak Sade St.

Nahariya, Israel 2230507

Tel: (011) (972) 50-652-1727

 (Address of principal executive offices)

Erez Ovdat

Chief Executive Officer

Telephone: (011) (972) 50-652-1727

E-mail: erez@nano-textile.com

Nano-Textile Ltd.

14 Izhak Sade St.

Nahariya, Israel 2230507

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, the registrant had outstanding 79,873,732 ordinary shares.

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

Yes ☐ No ☒

NANO-TEXTILE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

The following table summarizes our financial data for the period from December 29, 2013 (date of inception) through December 31, 2015. We have derived the summary statements of operations data for the years ended December 31, 2015 and 2014, and the balance sheets data as of December 31, 2015 and 2014 from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	For the year ended December 31, 2015	December 29, 2013 through December 31, 2014

Consolidated Statements of Loss Data:
Operating expenses:
Research and development expenses, net	$(25,512)	(50,202)
General and administrative expenses	(227,996)	(80,906)
Operating loss	(253,508)	(131,108)
Financing income (expenses), net	(369)	(11,764)
Loss before income tax	(253,877)	(142,872)
Taxes on income
Loss for the year	$(253,877)	(142,872)
Net loss per share (basic and diluted)	$0.00	0.00
Other comprehensive loss	-	—
Total comprehensive loss	$-	—
Weighted average number of ordinary shares used in computing loss per share, basic and diluted	79,873,732	75,208,023

	As of December 31, 2015	As of December 31, 2014

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$584	66,875
Working capital	(185,915)	65,629
Total assets	31,947	139,381
Total current liabilities	186,499	40,056
Total non-current liabilities	-	-
Total shareholders’ equity (deficit)	(154,552)	99,325

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses of $253,877 in 2015 and net losses of $396,749 for the period from December 29, 2013, (date of inception), through December 31, 2015. We anticipate generating losses for the next 12 months.  Therefore, we may be unable to continue operations in the future as a going concern.  No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

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

Management believes that the Company needs to raise $1.3 million to fully implement our business plan and to continue our planned activities for approximately 12 months.  We also expect to continue to incur operating losses in future periods. These losses will occur because we do not yet have any revenues to offset the expenses associated with the development, production, and sale of our anti-bacterial textile products. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations.

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

Our officers and Directors own approximately 76% of our outstanding ordinary shares. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval.  This influence over our affairs might be adverse to the interest of our other shareholders.  In addition, this concentration of ownership could delay or prevent a change in control and might have an adverse effect on the market price of our ordinary shares.

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

We regard our current and future intellectual property as important to our success, and we rely on patent law to protect our proprietary rights. Despite our precautions, unauthorized third parties may copy certain portions of our products or reverse engineer or obtain and use information that we regard as proprietary. We have been granted a license under two patent applications and we may seek to acquire or license additional patents in the future. We do not know if any patents will be issued with the scope of the claims set forth in the patent applications, if at all, or whether any patents, if issued, will be challenged or invalidated. Thus, we cannot assure you that our intellectual property rights can be successfully asserted in the future or that they will not be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Our means of protecting our proprietary rights abroad may not be adequate and competitors may independently develop a similar technology. Any failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse effect on our business, financial condition, or results of operations.

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

Political, economic and military conditions in Israel may have a direct influence on us because our executive officers are located there.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  We cannot assure you that ongoing hostilities related to Israel such as those exhibited in the Gaza incursion in 2008-2009, in 2012, and in 2014, and the current altercations in connection with the maritime blockade on Gaza will not have a material adverse effect on our business or on our share price.  In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations.  Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there may be business opportunities in the future from which we will be precluded.  In addition, such boycott policies or practices may change over time and we cannot predict whether certain companies and organizations, will be subject thereto.  The boycott policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

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

Prior to our initial public offering, there was no public market for our securities and there can be no assurance that an active trading market for the securities offered in our initial public offering will develop, or, if developed, be sustained. Following the completion of our initial public offering, our ordinary shares were quoted on the OTCQB quotation service.  However, due to a lack of investor interest, a public trading market has not developed for our securities and they are not currently quoted on the OTCQB. Therefore, purchasers of our ordinary shares may have difficulty selling their securities should they desire to do so and purchasers of our ordinary shares may lose their entire investment if they are unable to sell our securities.

32. Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a shareholder's ability to buy and sell our ordinary shares.

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

33. If we fail to remain current on our reporting requirements, we could be removed from the OTCQB, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Companies trading on the OTCQB must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTCQB. Currently, we have sufficient resources to comply with our future reporting requirements. However, the lack of resources to prepare and file our reports, including the inability to pay our auditor, could result in our failure to remain current on our reporting requirements, which could result in our being removed from the OTCQB. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.  In addition, we may be unable to get re-listed on the OTCQB or an equivalent quotation service, which may have an adverse material effect on our Company.

34. We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our ordinary shares.

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

We have not generated any revenue to date and we do not expect to generate revenue prior to the fourth quarter of 2016.   We do not currently have sufficient capital to operate our business, and we will require additional funding in the future to sustain our operations.  There is no assurance that we will have revenue in the future or that we will be able to secure the necessary funding to develop our business.

On March 31, 2015, we commenced our initial public offering for the sale of up to 30,000,000 new ordinary shares at an offering price of $0.10 per share. In addition, the offering includes a selling stockholders offering for the resale of up to 12,544,768 ordinary shares.

On August 24, 2015, we terminated our primary offering for the sale of up to 30,000,000 new ordinary shares. We did not sell any ordinary shares under the primary offering.

Our ordinary shares are traded on the over-the-counter market under the symbol (NNTTF: Grey Market). Our ordinary shares were quoted on the OTC Markets Group's OTCQB quotation service; however, due to a lack of investor interest, a public trading market has not developed for our securities and they are not currently quoted on the OTCQB.

We are subject to the provisions of the Israeli Companies Law, 5759-1999.

Our offices are currently located at 14 Izhak Sade St., Nahariya, Israel 2244427.  Our telephone number is +972-50-652-1727. Our website address is www.nano-textile.com. Our U.S. agent is Vcorp Agent Services, Inc., located at 25 Robert Pitt Drive, Suite 204, Monsey, NY 10952.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act (SOX).

We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2020, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards.

Capital Expenditures

For a discussion of our capital expenditures, see Item 5. "Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

However, despite the significant growth in the market for anti-bacterial textiles and other positive trends, the use of nanotechnology to produce anti-bacterial medical textiles is still in its infancy, and is subject to a number of factors:

●	Stringent regulatory and safety demands required for stable production technologies using strict standards and a high level of reliability, to first and foremost make sure that the use of nano-scale particles does not pose a health risk to the patient or those who are exposed to it.

●	The requirement that anti-bacterial fabrics provide high functionality and long-term durability, even after prolonged exposure to various external conditions, like multiple washings.

●	Medical institutions are often under strict budget restrictions and are sensitive to price.

One of the greatest barriers to full use of anti-bacterial textiles is the high cost of existing technologies, which is still a major consideration for the management of hospitals. We believe a simple and cost effective manufacturing process has the potential to enable the widespread use of anti-bacterial products in hospitals.

Therefore, a technology that enables production of anti-bacterial textiles with high-level functionality, reliably, and long-term durability would be an attractive solution to the problem of nosocomial infections. Such a technology must allow production efficiently and reliably on a large scale, with a maximum sensitivity of production costs, to allow competitive prices to end users.

Other Markets

In addition to the hospital textile market, because of the ability to reduce the phenomenon of acquired infections, anti-bacterial textiles have the potential to provide key advantages in other markets, such as the military clothing and geriatric clothing markets. For example, the growth of bacteria in socks and underwear is a common, disturbing phenomenon which often leads to various fungal infections, and urinary tract infections.

In this regard, the Israeli Defense Forces recently disclosed that it will purchase large quantities of anti-bacterial socks for its soldiers, and the use of such clothing is becoming more common around the world (http://www.talniri.co.il/marketnews/article.asp?id=32291).

Urinary tract infections (UTI) in women are very common, and 30% of women experience at least a single event of a UTI during their lives. Between six percent and 10% of women who experience a UTI suffer from recurrent infections. At more advanced ages, the incidence of UTIs rises at a rate of 1% - 2% per decade. In addition to the discomfort associated with these infections, the expense imposed on the medical system due to this problem is significant, estimated in the United States to be US$1.5 billion per year. One of the main reasons for the prevalence of UTIs is the migration of bacteria from the anal area to the urinary tract area, something that can be prevented by anti-bacterial underwear. (http://www.ncbi.nlm.nih.gov/pubmed/12113866 and http://www.healthcommunities.com/urinary-tract-infection/overview-of-uti.shtml).

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

The License Agreement sets certain development milestones with which we must comply. On February 9, 2016, we entered into an amendment to the License Agreement pursuant to which the milestone dates were extended. The development milestones are as follows:

•        Development of a roll-to-toll machine of industrial scale within 36 months of signing the License Agreement

•        Pilot production and troubleshooting within 42 months of signing the License Agreement

•        First serial production and distribution to a selected number of medical institutions for performance testing and assessment within 48 months of signing the License Agreement

•        Regulatory approval of the product within 54 months of signing the License Agreement

•        Serial production on an industrial scale within 60 months of signing the License Agreement.

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

The main advantages of the technology stem from the fact that the process is carried out independently on the fabric and separate from the weaving process, thus allowing the process to be implemented on standard commercial fabrics of all kinds. The process is based on standard industrial materials, safe to use and economically viable. The fact that the Sono-Reactor simultaneously produces the nano-particles and applies them to the fabric in one continuous process, makes the manufacturing process simple, short, and significantly cheaper than other anti-bacterial methods in use today. Fabrics produced using the technology were tested in a series of tests accepted in this field, and were active and resistant to bacteria even after 65 institutional washings at high temperature. (http://ec.europa.eu/programmes/horizon2020/en/news/banishing-killer-bacteria-hospital-beds).

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

Planned Equipment Purchase

Subject to raising the necessary funds, we plan to purchase the equipment necessary for our first production line, which equipment will cost approximately $750,000, in approximately seven to eight months.

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

Other companies that combine silver fiber with fabric fibers or embed nano-particles of metal oxides in fabrics include, for example, AGIENE (www.agiene.com), which combines silver flakes with petrol based polymers mainly as a bacteria order repellent; Smart Silver (www.smartsilver.com), which applies silver micro flakes through powder dispersion by water or chemicals to filaments that are spun into textiles; SwicoFIL (www.swicofil.com), which uses the resin application of silver applied to fibers and filaments; and JRNanotech (www.jrnanotech.com), which incorporates nano-silver in healthcare products; and others.

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

Dependence on One or a Few Major Customers

The nature of our intended products does not mandate any dependence on one or a few major customers.

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

The Biocidal Product Regulation (BPR), (Regulation (EU) 528/2012), concerns the placing on the market and use of biocidal products that are used to protect humans, animals, materials or articles against harmful organisms, like pests or bacteria, by the action of the active substances contained in the biocidal product. The regulation aims to improve the functioning of the biocidal products market in the EU, while ensuring a high level of protection for humans and the environment. All biocidal products require an authorization before they can be placed on the market, and the active substances contained in that biocidal product must be previously approved. There are, however, certain exceptions to this principle. For example, active substances under the review programme as well as biocidal products containing these active substances can be placed on the market while awaiting the final decision on the approval. Provisional product authorizations for new active substances that are still under assessment are also allowed on the market.

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

Research and Development Activities and Costs

We have not incurred any costs to date and plan to undertake the following research and development activities during the next year of operation, subject to our raising the necessary funds. We intend to carry out R&D for various applications using the technology, such as: anti-odor fabrics, perfumed fabrics, and other properties that may be implemented within the fabrics. Such research and development costs may be between three hundred and five hundred thousand dollars in the next 12 months, depending on the amount of capital we are able to raise, and may include cooperation with other parties.

C.	Organizational Structure

We do not own any subsidiaries.

D.	Property, Plants and Equipment

We do not own any real property. We currently maintain our corporate office at 14 Izhak Sade St., Nahariya, Israel. This space will be sufficient until we commence full operations.

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

We believe that we will need to raise $1.3 million in order to allow us to fully implement our business plan and remain in business for twelve months. If we are unable to finance our business plan, we may have to curtail our activities. If we raise the necessary funds, but are unable to generate revenues within the next twelve months for any reason, or if we are unable to make a reasonable profit within the next twelve months, we may have to suspend or cease operations. At the present time we have not made any arrangements to raise additional cash. We may seek to obtain additional funds through a second public offering, private placement of securities, or loans. Other than as described in this paragraph, we have no other financing plans at this time.  Our marketing plan is not currently complete and partly remains to be determined.

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

Outsourced Contractors

Our technology is applicable to all textiles that are used in hospitals today, ranging from uniforms for the medical staff, patient gowns, bedding, pajamas, towels, curtains, and the like. At this time, we do not intend to establish our own manufacturing facility for our anti-bacterial textile products. Rather, we plan to outsource the production of our products to subcontractors, sewing workshops, and strategic partners. Our unique production process involves the coating of the fabric, and does not involve either sewing or weaving, which will be performed by contractors according to market needs and the extent of demand for the various products. We intend to reduce current expenditures to a minimal level, and to focus on the marketing and commercialization of various applications.

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

Financial Operations Overview

Results of Operations

During the period from December 29, 2013 (date of inception) through December 31, 2015, we incurred net losses of $396,749. These losses consisted primarily of incorporation costs, administrative expenses, and offering costs related to our initial public offering. Since inception through December 31, 2015, we have sold 79,873,732 ordinary shares.

Revenue

We had no revenues for the period from December 29, 2013 (date of inception) through December 31, 2015.

B.	Liquidity and Capital Resources

Our balance sheet as of December 31, 2015, reflects assets of $31,947. Cash and cash equivalents from inception to date have been insufficient to provide the working capital necessary to operate to date.

We anticipate generating losses and, therefore, may be unable to continue operations in the future. If we require additional capital, we would have to issue debt or equity or enter into a strategic arrangement with a third party. At the present time, we have not made any arrangements to raise additional cash.  We may seek to obtain additional funds through a second public offering, private placement of securities, or loans.  Other than as described in this paragraph, we have no other financing plans at this time.  There can be no assurance that additional capital will be available to us. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

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

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this annual report, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (a) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (b) changes in the estimate could have a material impact on our financial condition or results of operations.

Intangible assets - Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

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

F.	Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2015 are summarized in the following table.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total

Annual License Fee	$20,000	$20,000	$80,000	$160,000	$280,000

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information relating to our executive officers and directors as of the date of this annual report. Unless otherwise stated, the address for our directors and executive officers is c/o Nano-Textile Ltd., 14 Izhak Sade St., Nahariya, Israel 2230507.

Name	Age	Position

Mr. Joshua Herchcovici	61	Chairman of the Board

Mr. Erez Ovdat	52	CEO

Mr. Shlomo Zakai	46	CFO

Joshua Herchcovici

Mr. Herchcovici joined the Board of Directors on December 29, 2013, and serves as our Chairman of the Board. Since 1991, Mr. Herchcovici has served as chief executive officer of Shay Sapir Investments Ltd., a private Israeli investment company. Since September 13, 2013, Mr. Herchcovici has served as a director of Natural Resource Holdings Ltd., a non-U.S. publicly traded company. Mr. Herchcovici does not have a university degree.

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

Shlomo Zakai

Mr. Zakai was appointed the Company's CFO on October 2, 2014. Mr. Zakai established his own accounting firm in 2004, and provides a range of services to publicly traded companies as well as private companies. Mr. Zakai currently serves as Treasurer and CFO of Blue Sphere Corp., a U.S. publicly-traded company whose shares are quoted on the OTCQB. Prior to 2004, he served as controller and Chief Financial Officer of a number of private companies.  Mr. Zakai worked as an accountant for nine years in the hi-tech department of Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with companies publicly traded on NASDAQ and in Israel.   Mr. Zakai is a CPA (Certified Public Accountant) and holds a B.A. in Accounting from the College of Management in Rishon Lezion.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2015 was $81,857. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Compensation Table

The table below outlines the compensation paid to our executive officers during or with respect to the years ended December 31, 2015 and December 31, 2014.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joshua Herchcovici(1)	2015	0	0	0	0	0	0	0	0
	2014	16,330	0	0	0	0	0	0	16,330
Erez Ovdat(2)	2015	49,215	0	20,302	0	0	0	0	69,517
	2014	5,086	0	0	0	0	0	0	5,086
Shlomo Zakai(3)	2015	3,840	0	8,500	0	0	0	0	12,340
	2014	3,000	0	0	0	0	0	0	3,000

(1) Chairman of the Board

(2) Chief Executive Officer

(3) Chief Financial Officer

C.	Board Practices

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

Election of Directors and Terms of Office

Our board of directors currently consists of one member. Our directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by the board of directors. Our board has the authority to add additional directors up to the maximum number of 11 directors allowed under our Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all of our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

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

We intend to appoint external directors within 90 days of the date our ordinary shares are first publicly traded.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. We intend to appoint external directors within 90 days of the date our ordinary shares are first publicly traded. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors and a majority of independent directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

We intend to adopt a written charter for our audit committee, setting forth its responsibilities as outlined by the regulations of the SEC. In addition, we intend for our audit committee to adopt procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or auditing matters and the submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, SEC rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We intend to be in compliance with the independence requirements of the SEC rules.

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

We intend to adopt and implement all of the above with regards to the Compensation Committee and policy within 90 days of the date that our ordinary shares are first publicly traded.

D.	Employees

As of December 31, 2015, we had one employee, our CEO, and one consultant, our CFO. Our officers and Directors provide service to us on an as-needed basis. When we commence full operations, we will need to hire full-time management and administrative support staff.

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

The following table sets forth, as of March 31, 2016, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors and executive officers. Each person has sole voting and investment power with respect to the ordinary shares, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the disposition of the shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 81,995,969 ordinary shares issued and outstanding as of March 31, 2016. The Company has granted 289,036 options to purchase 289,036 ordinary shares to Danny Zadok.

Title of Class	Name and Address of Beneficial Owner (²)	Position	Amount and Nature of Beneficial Ownership		Percentage of Class(¹)

Ordinary Shares	Joshua Herchcovici	Chairman of the Board	62,377,120	(3)	76.07%
Ordinary Shares	Erez Ovdat	CEO	780,844		*
Ordinary Shares	Shlomo Zakai	CFO	326,923		*
All Directors and officers as a Group (3 people)			63,484,887		77.4%

 * less than 1%.

(¹)	Based on 81,995,969 ordinary shares outstanding.

(²)	The address for Mr. Herchcovici is 7 HaOren, Nahariya, Israel

The address for Mr. Ovdat is 5 Henkin, Petach Tikva, Israel

The address for Shlomo Zakai is 62 Anilevitch, Tel-Aviv, Israel

(3)	On March 20, 2016, in a private transaction, Shay Sapir Investments Ltd., a company owned by Joshua Herchcovici, purchased 27,968,120 ordinary shares of the Company from Meir Elishkov, our former director, for a payment of $1. As a result of the transaction, Mr. Herchcovici's beneficial shareholding in the Company increased on the acquisition date from approximately 43% to approximately 78%.

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B.	Related Party Transactions

Other than the transactions discussed below, since January 1, 2015, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 10% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

During 2015, our Chairman of the Board granted the Company loans in an aggregate amount of $31,000. The loans bear no interest.

In March 2016, pursuant to the services agreement with Shlomo Zakai, our CFO, we issued 326,923 ordinary shares to Mr. Zakai as partial compensation for his providing CFO services to the Company.

In March 2016, we issued 780,844 ordinary shares to Erez Ovdat, our Chief Executive Officer, as a bonus for serving as CEO of the Company.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements

We have appended our financial statements to the end of this annual report, starting at page F-2, as part of this annual report.

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

No significant changes have occurred since December 31, 2015, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Please see our response to Item 9.C below.

B.	Plan of Distribution

Not applicable

C.	Markets

Following the completion of our initial public offering, our ordinary shares were quoted on the OTCQB. However, due to a lack of investor interest, no established public trading market has developed for our ordinary shares and they are not currently quoted on the OTCQB.

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

As detailed above, our compensation committee will be established within 90 days of the date our ordinary shares are first publicly traded and will consist of three independent directors. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for directors, officers and the Chief Executive Officer.

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

We intend to comply with the requirement of the Israeli Companies Law relating to internal auditors within 90 days of the date our ordinary shares are first publicly traded.

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

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

Antitakeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this Annual Report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above.

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

Capital gain is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48.5% for an individual in 2015).

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

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 (in 2015) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm..

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

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in New Israeli Shekels ("NIS"), accounting for 85% of our expenses in the year ended December 31, 2015. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors.” Furthermore, we anticipate that a portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in NIS.

In addition, the revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated.

In 2015, the value of the shekel depreciated relative to the dollar by 0.3%, and the rate of inflation in Israel was negative 1%.

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

Initial Public Offering

Our registration statement on Form F-1 for our initial public offering (File No. 333-201903) of 30,000,000 new ordinary shares at an offering price of $0.10 per share was declared effective on March 31, 2015. In addition, the offering included a selling stockholders offering for the resale of up to 12,544,768 ordinary shares. On August 24, 2015, we terminated our primary offering of 30,000,000 new ordinary shares. We did not sell any ordinary shares under the primary offering, and the selling stockholders did not resell any of their ordinary shares.

Item 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

(b)-(c) Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Commission that permit us to provide only a management’s report in this annual report.

(d)	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not currently have an audit committee financial expert on its board. We intend to appoint an audit committee financial expert to serve on our audit committee within ninety (90) days of the date our ordinary shares are first publicly traded.

Item 16B.	CODE OF ETHICS

We do not currently have a Code of Ethics applicable to our principal executive, financial and accounting officers; however, we plan to implement such a code within ninety (90) days of the date our ordinary shares are first publicly traded.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Weinberg & Baer LLC, an independent registered public accounting firm, for the years ended December 31, 2015 and December 31, 2014:

	December 31, 2014	December 31, 2015
Audit Fees (1)	$10,000	$2,500
Tax Fees (2)	—	—
Total	$10,000	$2,500

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, the Registration Statement on Form F-1 related to our initial public offering, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Not applicable.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-21 of this annual report.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL

TEXTILES LTD)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

# # # # # # #

REPORT OF INDEPENDENT AUDITORS

to the Board of Directors and Shareholders of

NANO-TEXTILE LTD (FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.):

We have audited the accompanying balance sheets of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2015 and 2014, and the related statements of comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1b to the financial statements, as of December 31, 2015 the Company has incurred cumulative losses. Since the Company expects to continue incurring negative cash flows from operations there is substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

Weinberg & Baer LLC

Baltimore, Maryland

April 21, 2016

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

STATEMENT OF FINANCIAL POSITION

		December 31,	December 31,
		2015	2014
	Note	US Dollars	US Dollars
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$584	$66,875
Prepaid expenses and receivables	4	-	38,810
		584	105,685
NON-CURRENT ASSETS:
Intangible assets	1c, 8	31,363	33,696

TOTAL ASSETS		31,947	139,381

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts Payable		24,140	29,913
Related Party loans	5	58,624	-
Accrued liabilities		103,735	10,143
		186,499	40,056

EQUITY:	6
Common shares no par value: Authorized: 300,000,000 shares at December 31, 2015 and 2014, issued and outstanding: 79,873,732 at December 31, 2015 and 2014.	5	(*)332	(*)332
Share premium		241,865	241,865
Accumulated deficit		(396,749)	(142,872)
		(154,552)	99,325

TOTAL LIABILITIES AND EQUITY		31,947	139,381

*Represents par value on shares sold before amendment of the Company charter to no par value.

The accompanying notes are an integral part of the financial statements.

Date of approval of the
financial statements	CEO	CFO

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

STATEMENT OF COMPREHENSIVE LOSS

		Year ended	Year ended
		December 31,	December 31,
		2015	2014
	Note

Research and Development expenses	1c	25,512	50,202

General and administrative expenses		227,996	80,906

Operating loss		253,508	131,108

Financing expenses		369	12,984

Financing income		-	(1,220)

Net finance expenses		369	11,764

Loss before income taxes		253,877	142,872

Income taxes	7	-	-

Total comprehensive loss for the period		253,877	142,872

Basic net loss per share attributable to ordinary equity holders		0.0032	0.0019

Weighted average number of common shares outstanding during the period - basic and diluted		79,873,732	75,208,023

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

	Common Stock			Share	Accumulated
	Shares	Amount		Premium	deficit	Total
		US Dollars

Share issuances	78,727,792	328	(*)	235,436	-	235,764

Share based payments	285,715	-		6,433	-	6,433

Issuance of shares for services	860,225	4		(4)	-	-

Comprehensive loss for the period	-	-		-	(142,872)	(142,872)

Balance at December 31, 2014	79,873,732	332		241,865	(142,872)	99,325

Comprehensive loss for the period	-	-		-	(253,877)	(253,877)

Balance at December 31, 2015	79,873,732	332		241,865	(396,749)	(154,552)

(*) Net of issuance expenses in the amount of $47,177.

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

STATEMENT OF CASH FLOWS

		Year ended December 31,	Year ended December 31,
		2015	2014
	Note	US Dollars	US Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:

Loss for the period		(253,877)	(142,872)

Adjustments to reconcile loss to net cash flows:
Amortization of intangible assets		2,333	1,304
Share based compensation		52,291	6,433
Decrease (increase) in prepaid expenses and receivables		38,810	(38,810)
Increase in related party loans		58,624	-
Increase (decrease) in trade accounts payable		(5,773)	29,913
Increase in accrued liabilities		41,301	10,143

Net cash used in operating activities		(66,291)	(133,889)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on account of intangibles assets		-	(35,000)

Net cash used in investing activities		-	(35,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock issued for cash		-	235,764

Net cash provided by financing activities		-	235,764

Increase (decrease) in cash and cash equivalents		(66,291)	66,875
Cash and cash equivalents at the beginning of the period		66,875	-
Cash and cash equivalents at the end of the period		584	66,875

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	CORPORATE INFORMATION

a.	Nano-Textile Ltd. (formerly T.A.B Anti Bacterial Textiles Ltd.) (the Company) was incorporated in the State of Israel, on December 29, 2013. The Company engages in the development and production of anti-bacterial textile products. On September 21, 2014, the General Meeting of the Company the shareholders decided to change the Company's name to Nano-Textile Ltd. The change was subject to the approval of the Companies Register in the Israeli Ministry of Justice which was received on January 15, 2015.

b.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2015, the Company has not yet generated revenue from its operations, had approximately $584 in cash and cash equivalents, approximately $186,000 in negative working capital, stockholders’ deficit of approximately $155,000, and an accumulated deficit of approximately $397,000. Management anticipates that their business will require substantial additional investments that have not yet been secured. The Company anticipates that the existing cash will not be sufficient to continue its planned operations through the next 12 months. Management is continuing in the process of fund raising in the private and public equity markets as the Company will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

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

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

The License Agreement sets certain development milestones with which the company must comply. In the event the company fails to meet any of the development milestones without providing BIRAD with a reasonable plan for promptly achieving a reasonable extended and/or amended milestone, then BIRAD may terminate the License Agreement. After the balance sheet date, on February 9, 2016, the Company entered into an amendment to the License Agreement pursuant to which the milestone dates were extended.

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

The financial statements of the company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the international Accounting Standards Board.

b.	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for financial instruments at fair value through profit or loss or share premium, as relevant, that are stated at fair value.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

c.	Functional and presentational currency:

The financial statements are presented in U.S. dollars which is the functional currency of the Company. The dollar is the currency that represents the economic environment in which the Company operates and intends to operate. The Company's transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars. All transaction gains and losses from re-measurement of monetary assets and liabilities denominated in non-dollar currencies are reflected in the statements of comprehensive income as financial income or expenses, as appropriate.

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

NOTES TO FINANCIAL STATEMENTS

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

NOTES TO FINANCIAL STATEMENTS

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

NOTES TO FINANCIAL STATEMENTS

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

NOTES TO FINANCIAL STATEMENTS

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

NOTES TO FINANCIAL STATEMENTS

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

NOTES TO FINANCIAL STATEMENTS

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits and trade receivables.

k.	Adoption of new and revised Standards and interpretations:

New standards and amendments not yet adopted

IFRS 15, Revenue from Contracts with Customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete. The company has not yet commenced examining the effects of adopting IFRS 15.

IFRS 9, Financial Instruments

IFRS 9, "Financial instruments", addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018, with early adoption permitted. The Company is assessing the potential impact on its financial statements resulting from the application of IFRS 9. The implementation of this standard will not have a material effect on the financial statements.

IFRS 16, Leases

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a "right of use asset" for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, "Revenue from contracts with customers", is also applied. The implementation of this standard will not have a material effect on the financial statements.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

NOTE 4:-	PREPAID EXPENSES AND RECEIVABLES

	December 31,	December 31,
	2015	2014
	US Dollars	US Dollars

Governmental institution – local (VAT)	-	15,051
Other receivables and prepaid expenses	-	23,759

	-	38,810

NOTE 5:-	RELATED PARTIES

Upon incorporation, the Company issued to its founder 68,818,000 shares (1,000 shares pre-stock split at $0.32 par value) for total consideration of $20,707.

Commencing from July 1, 2014, Mr. Joshua Herschcovici is entitled to NIS 10,000, plus VAT, per month for serving as the Chairman of the Board of the Company. In addition, the Company paid Mr. Herschcovici a fee of NIS 10,000, plus VAT, for having served as Chairman of the Board of the Company for the period from December 29, 2013 through June 30, 2014. As from January 1, 2015 Mr. Herschcovici has waived his Chairman of the Board compensation.

Commencing from September 1, 2014, Mr. Meir Elishkov is entitled to NIS 5,000, plus VAT, per month for serving as a Director of the Company. In addition, the Company paid Mr. Elishkov a fee of NIS 20,000, plus VAT, for having served as a Director of the Company for the period from July 1, 2014 through August 31, 2014. As from January 1, 2015 Mr. Elishkov has waived his Director compensation.

In November 2014, the Company issued 285,715 ordinary shares to its former Chief Executive Officer, in exchange for CEO services received until October 30, 2014. The Company evaluated the Value of the 285,715 shares at $6,433.

During 2015 related parties granted the Company loans in the amount of $58,624. The loan does not bear interest.

In March 2016, a related party converted his loan balance in the amount of $12,494 into share premium.

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

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

NOTE 6:-	SHARE CAPITAL (continue)

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

Since March 31, 2015, the Company's ordinary shares are traded on the Over-The-Counter Bulletin Board. On August 24, 2015, the Company terminated its primary offering for the sale of up to 30,000,000 new ordinary shares. No ordinary shares were sold under the primary offering.

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

On May 12, 2014, the Company signed an agreement with a consultant according to which the consultant would provide fund raising services. Based on the agreement, the Company issued the consultant 289,036 options on Company's shares. The Company evaluated the value of the 289,036 options on shares at $7,502. The value of the options was offset against share premium.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

A summary of the status of the stock options granted to non-employees as of December 31, 2015:

	Number of Options	Weighted Average Exercise Price

Outstanding at January 1, 2014	-	-
Granted during the period	289,036	0.026
Outstanding at December 30, 2014	289,036	0.026
Granted during the period	-	-
Outstanding at December 30, 2015	289,036	0.026

Number of options exercisable at December 31, 2015 and 2014	289,036

NOTE 7:-	TAXES ON INCOME

a.	Israeli taxation

The Company is subjected to Israeli income tax laws. The corporate income tax rate for 2015 and onwards is 25% (2014 – 26.5%).

b.	Deferred taxes:
The Company has estimated tax losses of approximately $302,000 as of December 31, 2015. Deferred tax assets, tax credits and deductible temporary differences, have not been recognized, since there is uncertainty that future taxable profits will be available against which, they can be utilized.

NOTE 8:-	INTANGIBLE ASSETS

License fee
US Dollars
Cost:
Balance as of January 1, 2014	-
Additions during the period	35,000
Balance as of December 31, 2014	35,000
Additions during the period	-
Balance as of December 31, 2015	35,000

Accumulated amortization:
Balance as of January 1, 2014	-
Additions during the period	1,304
Balance as of December 31, 2014	1,304
Additions during the period	2,333
Balance as of December 31, 2015	3,637

Net book value as of December 31, 2015	31,363
Net book value as of December 31, 2014	33,696

Intangible assets are comprised of license fees (see note 1c) and are amortized using the straight-line method over the useful life of 15 years.

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

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

Set forth below is data taken into account in the computation of loss per share:

	December 31, 2015	December 31, 2014
	US Dollars	US Dollars
Loss as reported in the financial statements	253,877	142,872

Weighted average number of shares outstanding during the period	79,873,732	75,208,023

Basic and diluted loss per share	0.00	0.00

NOTE 10:-	FINANCING INCOME

	Year ended December 31, 2015	Year ended December 31, 2014
	US Dollars	US Dollars

exchange rate differences	-	1,220
	-	1,220

NOTE 11:-	FINANCIAL INSTRUMENTS AND MANAGEMENT OF FINANCIAL RISKS

a.	Classification of financial assets and financial liabilities

Below is the classification of financial assets and financial liabilities in the Statement of Financial Position:

	December 31,	December 31,
	2015	2014
	US Dollars	US Dollars

Financial assets
Cash and cash equivalents	584	66,875
Prepaid expenses and receivables	-	38,810
	584	105,685
Financial liabilities
Trade accounts Payables	24,140	29,913
Related Party loans	58,624	-
Accrued liabilities	103,735	10,143
	186,499	40,056

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

b.	Financial risk factors

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

NANO-TEXTILE LTD

(FORMERLY T.A.B ANTI BACTERIAL TEXTILES LTD)

NOTES TO FINANCIAL STATEMENTS

c.	Linkage term of financial liabilities by categories of financial instruments in accordance with IAS 39:

	Linked to USD	Linked to NIS	Total
December 31, 2015
Financial liabilities at depreciated cost	14,350	172,149	186,499
	14,350	172,149	186,499

December 31, 2014
Financial liabilities at depreciated cost	-	40,056	40,056
	-	40,056	40,056

NOTE 12:	SUBSEQUENT EVENTS

In March 2016, the Company issued 326,923 ordinary shares to its CFO as partial compensation for his providing CFO services to the Company.

In March 2016, the Company issued 780,844 ordinary shares to its CEO, as a bonus for serving as CEO of the Company.

In March 2016, the Company issued 1,014,470 ordinary shares to three service providers, as compensation for consulting and other services granted to the Company.

In March 2016, a related party converted his loan balance in the amount of $12,494 into share premium.

################

Item 19. EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANO-TEXTILE LTD.
By:	/s/ Erez Ovdat
Erez Ovdat Chief Executive Officer

Date: April 26, 2016

50

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.3	Amendment to License Agreement with Bar Ilan Research and Development Company Ltd. dated February 9, 2016.

4.4	Employment Agreement with Erez Ovdat dated November 25, 2014 (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.5	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.6	Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.7	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

51