Form 20-F
period 2016-12-31
NANO-TEXTILE LTD.
filed 2017-04-28
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Raz Gal

Chief Executive Officer

Telephone: (011) (972) 50-652-1727

E-mail: raz@shaysapir.com Nano-Textile Ltd.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, the registrant had outstanding 82,265,969 ordinary shares.

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

Yes ☐ No ☒

NANO-TEXTILE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

The following table summarizes our financial data for the period from December 29, 2013 (date of inception) through December 31, 2016. We have derived the summary statements of operations data for the year ended December 31, 2016, and the balance sheets data as of December 31, 2015 from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

Consolidated Statement of Operations Data – Years Ended December 31

(in thousands of U.S. dollars, except for share and per share data)

	2016	2015	2014
Research and development expenses, net	$(19,881)	$(25,512)	$(50,202)
General and administrative expenses	$(63,733)	$(227,996)	$(80,906)
Operating loss	$(83,614)	$(253,508)	$(131,108)
Financial expenses, net	$(3,738)	$(369)	$(11,764)
Net loss	$(87,352)	$(253,877)	$(142,872)
Net loss per share (basic and diluted)	$(0.0011)	$(0.0032)	$(0.0019)
Total Comprehensive loss	$(87,352)	$(253,877)	$(142,872)
Weighted average shares	81,519,167	79,873,732	75,208,023

Consolidated Balance Sheet Data – as of December 31

(in thousands of U.S. dollars, except for share data)

	2016	2015	2014
Cash and cash equivalents	$18,996	$584	$66,875
NegativeWorking capital	$192,775	$185,915	$65,629
Total assets	$51,994	$31,947	$139,381
Total current liabilities	$215,739	$186,499	$40,056
Total non-current liabilities	—	—	—
Shareholders' equity/deficit	$(163,743)	$(154,552)	$(99,325)
Number of shares outstanding	82,265,969	79,873,732	75,208,023

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses of $87,352 in 2016, net losses of $253,877 in 2015, and net losses of $142,872 in 2014. We anticipate generating losses for the next 12 months.  Therefore, we may be unable to continue operations in the future as a going concern.  No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

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

We were incorporated on December 29, 2013.  We currently have no products, customers, or revenues. Although we have obtained rights to certain patent applications, we may not be able to execute our business plan unless and until we are successful in raising additional funds.  We anticipate that we will require additional financing of approximately $1.3 million to fully implement our business plan and to continue our planned activities for approximately the next twelve months. We have entered into a financing agreement that is scheduled to close on April 30, 2017. However, even with this funding, if we do not generate any revenues within the next twelve months, we may require additional financing in order to establish profitable operations.  Even with such additional funding, there is no assurance that we will be profitable.  Moreover, such financing, if required, may not be forthcoming.  Even if additional financing is available, it may not be available on terms we find favorable.  Failure to secure the needed additional financing will have a serious effect on our company's ability to survive.  At this time, there are no anticipated additional sources of funds in place.

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

Our officers and Directors own approximately 76.2% of our outstanding ordinary shares. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval.  This influence over our affairs might be adverse to the interest of our other shareholders.  In addition, this concentration of ownership could delay or prevent a change in control and might have an adverse effect on the market price of our ordinary shares.

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

31.  There is no active public market for the securities and even if an active market is created, the market price of our ordinary shares will be subject to volatility.

Prior to our initial public offering, there was no public market for our securities and there can be no assurance that an active trading market for the securities offered in our initial public offering will develop, or, if developed, be sustained. Following the completion of our initial public offering, our ordinary shares were quoted on the OTCQB quotation service.  However, due to a lack of investor interest, an active public trading market has not developed for our securities, although our shares are currently quoted on the OTC Pink quotation service. Therefore, purchasers of our ordinary shares may have difficulty selling their securities should they desire to do so and purchasers of our ordinary shares may lose their entire investment if they are unable to sell our securities.

32.  Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a shareholder's ability to buy and sell our ordinary shares.

If an active trading market does develop for our ordinary shares, it is likely we will be subject to the regulations applicable to "Penny Stock," the regulations of the SEC promulgated under the Exchange Act that require additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC regulations define penny stocks to be any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions.  Unless an exception is available, those regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a standardized risk disclosure schedule prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the purchaser’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that becomes subject to the penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage market investor interest in and limit the marketability of our ordinary shares.

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

We have not generated any revenue to date and we do not expect to generate revenue prior to the fourth quarter of 2017.   We do not currently have sufficient capital to operate our business, and we will require additional funding in the future to sustain our operations.  There is no assurance that we will have revenue in the future or that we will be able to secure the necessary funding to develop our business.

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

Our ordinary shares are traded on the over-the-counter market under the symbol (NNTTF). Our ordinary shares are quoted on the OTC Markets Group's OTC Pink quotation service; however, due to a lack of investor interest, an active public trading market has not developed for our securities.

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

Recent Developments

We entered into an Investment Agreement (the "Investment Agreement") with four entities located in China (the "Investors"), dated February 17, 2017, and an Amendment to the Investment Agreement, also dated February 17, 2017, for an equity investment of $2 million in the Company. Pursuant to the terms of the Investment Agreement, as amended, in consideration for the Investors' investment of $2 million, we will issue to the Investors 35,256,844 ordinary shares, representing approximately 30% of the Company's issued share capital. The closing of this investment transaction is scheduled to take place on April 30, 2017.

The Investment Agreement, as amended, also provides that the Board of Directors of the Company will appoint a director designated by the Investors to the Board of Directors of the Company to serve until the next annual general meeting of the shareholders of the Company.

According to the terms of the Investment Agreement, the Investors will establish a joint venture company with us in the China, to be owned 70% by the Investors and 30% by us, for the distribution of our proposed products in China. Subject to our license agreement with Bar Ilan University, we will grant the joint venture company an exclusive license to use our technology within China, subject to a joint venture agreement to be negotiated and signed between the parties.

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

Research and Development Activities and Costs

We have not incurred significant costs to date and plan to undertake the following research and development activities during the next year of operation, subject to our raising the necessary funds. We intend to carry out R&D for various applications using the technology, such as: anti-odor fabrics, perfumed fabrics, and other properties that may be implemented within the fabrics. Such research and development costs may be between three hundred and five hundred thousand dollars in the next 12 months, depending on the amount of capital we are able to raise, and may include cooperation with other parties.

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

Financial Operations Overview

Results of Operations

During the period from December 29, 2013 (date of inception) through December 31, 2016, we incurred a net loss of $484,101. This loss consisted primarily of incorporation costs, administrative expenses, and offering costs related to our initial public offering. Since inception through December 31, 2016, we have sold 82,265,969 ordinary shares.

Revenue

We had no revenues for the period from December 29, 2013 (date of inception) through December 31, 2016.

B.	Liquidity and Capital Resources

Our balance sheet as of December 31, 2016, reflects assets of $51,994. Cash and cash equivalents from inception to date have been insufficient to provide the working capital necessary to operate to date.

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

F.	Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2016 are summarized in the following table.

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

Name	Age	Position

Mr. Joshua Herchcovici	62	Chairman of the Board

Mr. Shay Herchcovici	28	Director

Mr. Raz Gal	34	CEO

Mr. Shlomo Zakai	47	CFO

Joshua Herchcovici

Mr. Herchcovici joined the Board of Directors on December 29, 2013, and serves as our Chairman of the Board. Since 1991, Mr. Herchcovici has served as chief executive officer of Shay Sapir Investments Ltd., a private Israeli investment company. Since September 13, 2013, Mr. Herchcovici has served as a director of Natural Resource Holdings

Ltd., a non-U.S. publicly traded company. Mr. Herchcovici does not have a university degree. Mr. Herchcovici is the father of Shay Herchcovici.

The Board has concluded that Mr. Herchcovici should serve as director of the Company because of his entrepreneurial and investment experience.

Shay Herchcovici

Mr. Herchcovici joined the Board of Directors on February 27, 2017. Since 2015, Mr. Herchcovici has served as Business Development Manager of the Company. In addition, since 2013, Mr. Herchcovici has served as Business Development Manager of Shay Sapir Investment Company, a private Israeli investment company. Mr. Herchcovici earned a B.A. in Business Administration from the Interdisciplinary Center Herzliya (IDC) in Herzliya, Israel in 2013, and a M.B.A. in Strategy and Entrepreneurship from the College of Management in Rishon Lezion, Israel in 2017. He is currently studying for a M.S. in Entrepreneurial Studies at Baruch College in New York, NY. Mr. Herchcovici is the son of Joshua Herchcovici.

The Board has concluded that Mr. Herchcovici should serve as director of the Company because of his business development experience and entrepreneurial knowledge.

Raz Gal

Mr. Gal was appointed the Company's CEO on June 1, 2016. Since 2015, Mr. Gal has served as Chief Operating Officer of Shay Sapir Investments Ltd. From 2014 to 2015, he worked as an associate in the law firm of Zysman Aharoni, Gayer & Co (“ZAG”). From 2008 through 2014, Mr. Gal served as Chief Executive Officer of the Hapo’el Galil Elyon Basketball Club, and from 2005 through 2012, he served as Chief Operating Officer of Kfar Blum Kayaks. Mr. Gal received an L.L.B. (Law) and a B.A. (Business Management), magna cum laude, from the IDC Herzliya School of Law and Business Management in 2011.

Shlomo Zakai

Mr. Zakai was appointed the Company's CFO on October 2, 2014. Mr. Zakai established his own accounting firm in 2004, and provides a range of services to publicly traded companies as well as private companies. Mr. Zakai currently serves as Treasurer and CFO of Blue Sphere Corp ., a U.S. publicly-traded company whose shares are quoted on the OTCQB. Prior to 2004, he served as controller and Chief Financial Officer of a number of private companies.  Mr. Zakai worked as an accountant for nine years in the hi-tech department of Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with companies publicly traded on NASDAQ and in Israel.   Mr. Zakai is a CPA (Certified Public Accountant) and holds a B.A. in Accounting from the College of Management in Rishon Lezion.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2016 was $11,490. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Compensation Table

The table below outlines the compensation paid to our executive officers during or with respect to the years ended December 31, 2016 and December 31, 2015.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joshua	2016	0	0	0	0	0	0	0	0
Herchcovici(1)	2015	0	0	0	0	0	0	0	0
Raz Gal(2)	2016	0	0	0	0	0	0	0	0

Shlomo Zakai(3)	2016	5,490	0	6,000	0	0	0	0	11,490
	2015	3,840	0	8,500	0	0	0	0	12,340

(1) Chairman of the Board

(2) Chief Executive Officer

(3) Chief Financial Officer

C.	Board Practices

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

In addition to the above, all such committee’s members must comply with the following requirements:

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

As of December 31, 2016, we had one employee, our CEO, and one consultant, our CFO. Our officers and Directors provide service to us on an as-needed basis. When we commence full operations, we will need to hire full-time management and administrative support staff.

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

The following table sets forth, as of March 31, 2017, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors and executive officers. Each person has sole voting and investment power with respect to the ordinary shares, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the disposition of the shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 82,265,969 ordinary shares issued and outstanding as of March 31, 2017. The Company has granted 289,036 options to purchase 289,036 ordinary shares to Danny Zadok.

Title of Class	Name and Address of Beneficial Owner (²)	Position	Amount and Nature of Beneficial Ownership		Percentage of Class(¹)

Ordinary Shares	Joshua Herchcovici	Chairman of the Board	62,377,120	(3)	75.8%
Ordinary Shares	Shay Herchcovici	Direcdtor	0		*
Ordinary Shares	Raz Gal	CEO	0		*
Ordinary Shares	Shlomo Zakai	CFO	326,923		*
All Directors and officers as a Group (4 people)			62,704,043		76.2%

 * less than 1%.

(¹)	Based on 82,265,969 ordinary shares outstanding.

(²)	The address for Mr. Joshua Herchcovici is 7 HaOren, Nahariya, Israel The address of Mr. Shay Herchcovici is 7 HaOren, Nahariya, Israel

The address for Mr. Gal is 26 Nordau, Tel Aviv, Israel

The address for Shlomo Zakai is 62 Anilevitch, Tel-Aviv, Israel

(3)	Includes 27,968,120 ordinary shares acquired by Shay Sapir Investments Ltd., a company owned by Joshua Herchcovici, from Meir Elishkov, our former director, in a private transaction on March 20, 2016 for a payment of $1.

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B.	Related Party Transactions

Other than the transactions discussed below, since January 1, 2016, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 10% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

During 2016, our Chairman of the Board and Shay Sapir Investments Ltd., a company owned by the Chairman of the Board granted the Company loans in an aggregate amount of $149,145. The loans bear no interest.

In March 2016, pursuant to the services agreement with Shlomo Zakai, our CFO, we issued 326,923 ordinary shares to Mr. Zakai as partial compensation for his providing CFO services to the Company.

In March 2016, we issued 780,844 ordinary shares to Erez Ovdat, our then-Chief Executive Officer, as a bonus for serving as CEO of the Company.

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

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Please see our response to Item 9.C below.

B.	Plan of Distribution

Not applicable

C.	Markets

Following the completion of our initial public offering, our ordinary shares were quoted on the OTC Markets quotation service. However, due to a lack of investor interest, no active public trading market has developed for our ordinary shares, although our shares are currently quoted on the OTC Pink quotation service.

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

Capital gain is generally subject to tax at the corporate tax rate (25% in 2016 and 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or if generated by an individual (from the sale of an asset purchased on or after January 1, 2003) at the rate of 25% or at a rate of 30% in the case of sale of shares by a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company's “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive proceeds upon liquidation and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation, and a marginal tax rate of up to 48% for an individual in 2016 and commencing January 1, 2017, at a rate of up to 47%).

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

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% (3% in 2017) was added to the applicable tax rate on the annual taxable income of individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 in 2016 (and exceeding NIS 640,000 in 2017) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in New Israeli Shekels ("NIS"), accounting for 85% of our expenses in the year ended December 31, 2016. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors.” Furthermore, we anticipate that a portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in NIS.

In addition, the revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated.

In 2016, the value of the U.S. dollar depreciated relative to the shekel by 1%, and the rate of inflation in Israel was negative 0.54%.

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

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

1	(b)-(c) Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

(d)	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Weinberg & Baer LLC, an independent registered public accounting firm, for the years ended December 31, 2016 and December 31, 2015:

	December 31, 2015	December 31, 2016
Audit Fees (1)	$10,000	$8,000
Tax Fees (2)	—	—
Total	$10,000	$8,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, the Registration Statement on Form F-1 related to our initial public offering, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Not applicable.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-22 of this annual report.

NANO-TEXTILE LTD

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

# # # # # # #

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.):

We have audited the accompanying balance sheets of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2016 and 2015, and the related statements of comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1b to the financial statements, as of December 31, 2016 the Company has incurred cumulative losses. Since the Company expects to continue incurring negative cash flows from operations there is substantial doubt about the Company's ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

Weinberg & Baer LLC

Baltimore, Maryland

April 23, 2017

NANO-TEXTILE LTD

STATEMENT OF FINANCIAL POSITION

		December 31,	December 31,
		2016	2015
	Note	US Dollars	US Dollars
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$18,996	$584
Prepaid expenses and receivables	4	3,968	-
		22,964	584
NON-CURRENT ASSETS:
Intangible assets	1c, 8	29,030	31,363

TOTAL ASSETS		51,994	31,947

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payables		5,872	24,140
Related party loans	5	194,900	58,624
Accrued liabilities		14,965	103,735
		215,737	186,499

EQUITY:	6
Ordinary shares no par value: Authorized: 300,000,000 shares at December 31, 2016 and 2015, issued and outstanding: 82,265,969 and 79,873,732 at December 31, 2016 and 2015, respectively.	5	(*)332	(*)332
Share premium		320,026	241,865
Accumulated deficit		(484,101)	(396,749)
		(163,743)	(154,552)

TOTAL LIABILITIES AND EQUITY		51,994	31,947

*Represents par value on shares sold before amendment of the Company charter to no par value.

The accompanying notes are an integral part of the financial statements.

Date of approval of the
financial statements	CEO	CFO

NANO-TEXTILE LTD

STATEMENT OF COMPREHENSIVE LOSS

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2016	2015	2014
	Note

Research and Development expenses	1c	19,881	25,512	50,202

General and administrative expenses		63,733	227,996	80,906

Operating loss		83,614	253,508	131,108

Financing expenses		3,738	369	12,984

Financing income		-	-	(1,220)

Net finance expenses		3,738	369	11,764

Loss before income taxes		87,352	253,877	142,872

Income taxes	7	-	-	-

Total comprehensive loss for the period		87,352	253,877	142,872

Basic net loss per share attributable to ordinary equity holders		0.0011	0.0032	0.0019

Weighted average number of ordinary shares outstanding during the period - basic and diluted		81,519,167	79,873,732	75,208,023

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

	Ordinary Shares			Share	Accumulated
	Shares	Amount		Premium	deficit	Total
		US Dollars

Share issuances	78,727,792	328	(*)	235,436	-	235,764

Share based payments	285,715	-		6,433	-	6,433

Issuance of shares for services	860,225	4		(4)	-	-

Comprehensive loss for the period	-	-		-	(142,872)	(142,872)

Balance at December 31, 2014	79,873,732	332		241,865	(142,872)	99,325

Comprehensive loss for the period	-	-		-	(253,877)	(253,877)

Balance at December 31, 2015	79,873,732	332		241,865	(396,749)	(154,552)

Issuance of shares for services	2,122,237	-		55,291	-	55,291

Conversion of related party debt	-	-		12,870	-	12,870

Issuance of shares net of issuance expense	270,000	-		10,000	-	10,000

Comprehensive loss for the period	-	-		-	(87,352)	(87,352)

Balance at December 31, 2016	82,265,969	332		320,026	(484,101)	(163,743)

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

STATEMENT OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2015	2014
	US Dollars	US Dollars	US Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:

Loss for the period	(87,352)	(253,877)	(142,872)

Adjustments to reconcile loss to net cash flows:
Amortization of intangible assets	2,333	2,333	1,304
Share based compensation	-	52,291	6,433
Decrease (increase) in prepaid expenses and receivables	(3,968)	38,810	(38,810)
Increase (decrease) in trade accounts payable	(18,266)	(5,773)	29,913
Increase in accrued liabilities	(33,480)	41,301	10,143

Net cash used in operating activities	(140,733)	(124,915)	(133,889)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on account of intangibles assets	-	-	(35,000)

Net cash used in investing activities	-	-	(35,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party loans	149,145	58,624	-
Proceeds from stock issued for cash	10,000	-	235,764

Net cash provided by financing activities	159,145	58,624	235,764

Increase (decrease) in cash and cash equivalents	18,412	(66,291)	66,875
Cash and cash equivalents at the beginning of the period	584	66,875	-
Cash and cash equivalents at the end of the period	18,996	584	66,875

Supplemental disclosure of cash flow information:
Non-cash transactions
Issuance of shares for services accrued in previous years	$55,291	$-	$-
Conversion of related party debt	$12,870	$-	$-

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	CORPORATE INFORMATION

a.	Nano-Textile Ltd. (formerly T.A.B Anti Bacterial Textiles Ltd.) (the Company) was incorporated in the State of Israel, on December 29, 2013. The Company engages in the development and production of anti-bacterial textile products. On September 21, 2014, at the General Meeting of the Company, the shareholders decided to change the Company's name to Nano-Textile Ltd. The change was subject to the approval of the Companies Registrar in the Israeli Ministry of Justice, which was received on January 15, 2015.

b.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2016, the Company has not yet generated revenue from its operations, had approximately $19,000 in cash and cash equivalents, approximately $193,000 in negative working capital, stockholders’ deficit of approximately $164,000, and an accumulated deficit of approximately $484,000. Management anticipates that their business will require substantial additional investments that have not yet been secured. The Company anticipates that the existing cash will not be sufficient to continue its planned operations through the next 12 months. Management is continuing in the process of fund raising in the private and public equity markets as the Company will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

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

Basic loss per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period.

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

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

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

As of December 31, 2016 and 2015, the carrying value of accounts payable and loans that are required to be measured at fair value, approximated fair value due to the short-term nature and maturity of these instruments.

NANO-TEXTILE LTD

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

Disclosure Initiative (Amendments to IAS 7)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financial activities, including both changes arising from cash flow and non-cash changes. The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. To satisfy the new disclosure requirements the Company intends to present reconciliation between the opening and closing balances for liabilities with changes arising from financial activities.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

k.	Adoption of new and revised Standards and interpretations (continue):

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

The amendments clarify the accounting for deferred tax assets for unrealized losses for debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. The Company is assessing the potential impact on its financial statements resulting from the amendments. So far, the Company does not expect any significant impact.

NOTE 4:-	PREPAID EXPENSES AND RECEIVABLES

	December 31,	December 31,
	2016	2015
	US Dollars	US Dollars

Governmental institutions	3,968	-

	3,968	-

NOTE 5:-	RELATED PARTIES

Key management includes members of the Board of Directors and the Chief Executive Officer. As of December 31, 2016, Mr. Joshua Herschcovici, director and chairman of the board, owns 75.8% of the Company’s outstanding stock.

The aggregate compensation expensed to our key management with respect to the year ended December 31, 2016 and 2015 was $11,490 and $12,340, respectively.

Upon incorporation, the Company issued to its founders (Mr. Herschcovici and Mr. Meir Elishkov) 68,818,000 shares (1,000 shares pre-stock split at $0.32 par value) for total consideration of $20,707.

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

During 2015 and 2016, Mr. Herschcovici (directly or through a company controlled by Mr. Herschcovici ) granted the Company loans in the amount of $58,624 and $149,146, respectively. The balance of the loans as of December 31, 2015 and 2016, amounted to $58,624 and $194,900, respectively. The loans do not bear interest and are due on demand.

On March 30, 2016, the Company issued 1,107,767 ordinary shares to its former Chief Executive Officer and to its CFO, in exchange for services received until December 31, 2015. The Company evaluated the Value of the shares at $28,490 based on the value of other shares issued to service providers in arm’s length transactions.

On March 2016, a related party converted his loan balance in the amount of $12,870 into share premium.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

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

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

On March 30, 2016, the Company issued 1,107,767 ordinary shares to its former Chief Executive Officer and to its CFO, in exchange for services received until December 31, 2015. The Company evaluated the Value of the shares at $28,802. In addition, on March 30, 2016, the Company issued 1,014,470 ordinary shares to services providers, in exchange for services received until December 31, 2015. The Company evaluated the Value of the shares at $26,755 based on the value of services provided.

On October 26, 2016 the Company issued 270,000 ordinary shares of the Company for total consideration of $10,000.

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

A summary of the status of the stock options granted to non-employees as of December 31, 2016:

	Number of Options	Weighted Average Exercise Price

Outstanding at January 1, 2014	-	-
Granted during the period	289,036	0.026
Outstanding at December 30, 2014	289,036	0.026
Granted during the period	-	-
Outstanding at December 30, 2015	289,036	0.026
Granted during the period	-	-
Outstanding at December 30, 2016	289,036	0.026

Number of options exercisable at December 31, 2015 and 2014	289,036

NOTE 7:-	TAXES ON INCOME

a.	Israeli taxation

The Company is subjected to Israeli income tax laws. The corporate income tax rate for 2015 and onwards is 25% (2014 – 26.5%).

b.	Deferred taxes:
The Company has estimated tax losses of approximately $457,000 as of December 31, 2016. Deferred tax assets, tax credits and deductible temporary differences, have not been recognized, since there is uncertainty that future taxable profits will be available against which, they can be utilized.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	INTANGIBLE ASSETS

License fee
US Dollars
Cost:
Balance as of January 1, 2014	-
Additions during the period	35,000
Balance as of December 31, 2014	35,000
Additions during the period	-
Balance as of December 31, 2015	35,000
Additions during the period	-
Balance as of December 31, 2016	35,000

Accumulated amortization:
Balance as of January 1, 2014	-
Additions during the period	1,304
Balance as of December 31, 2014	1,304
Additions during the period	2,333
Balance as of December 31, 2015	3,637
Additions during the period	2,333
Balance as of December 31, 2016	5,970

Net book value as of December 31, 2015	29,030
Net book value as of December 31, 2015	31,363

Intangible assets are comprised of license fees (see note 1c) and are amortized using the straight-line method over the useful life of 15 years.

NOTE 9:-	EARNING PER SHARE

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

Set forth below is data taken into account in the computation of loss per share:

	December 31, 2016	December 31, 2015	December 31, 2014
	US Dollars	US Dollars	US Dollars
Loss as reported in the financial statements	87,352	253,877	142,872

Weighted average number of shares outstanding during the period	81,519,167	79,873,732	75,208,023

Basic and diluted loss per share	0.0011	0.0032	0.0019

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 10:-	FINANCIAL INSTRUMENTS AND MANAGEMENT OF FINANCIAL RISKS

a.	Classification of financial assets and financial liabilities

Below is the classification of financial assets and financial liabilities in the Statement of Financial Position:

	December 31,	December 31,
	2016	2015
	US Dollars	US Dollars

Financial assets
Cash and cash equivalents	18,996	584
Prepaid expenses and receivables	3,968	-
	22,964	584
Financial liabilities
Trade accounts Payables	5,874	24,140
Related Party loans	194,900	58,624
Accrued liabilities	14,965	103,735
	215,739	186,499

b.	Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit and interest risks and liquidity risk and the risk of failing to secure additional investments that are require to finance its operations. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

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

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

2. Market risk

Foreign exchange risk - The Company might be exposed to foreign exchange risk as a result of making payments to employees or service providers and investing in currencies other than the U.S. dollars - mostly in New Israeli Shekel.

Had the functional currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an additional expense of $8,330 in profit or loss for the year ended December 31, 2015.

Had the functional currency of the Company been stronger by 5% against the NIS, assuming all other variables remained constant, the Company would have recognized an immaterial expense of $7,042 in profit or loss for the year ended December 31, 2016.

3. Credit risk

The Company's credit risk arises from cash and cash equivalents, bank deposits and unpaid receivable balances. Cash and cash equivalent balances of the company are deposited in an Israeli banking corporation. The Company management is of the opinion that there is insignificant credit risk regarding these amounts.

c.	Linkage term of financial liabilities by categories of financial instruments in accordance with IAS 39:

	Linked to USD	Linked to NIS	Total
December 31, 2016
Financial liabilities at depreciated cost	7,025	208,714	215,739
	7,025	208,714	215,739

December 31, 2015
Financial liabilities at depreciated cost	14,350	172,149	186,499
	14,350	172,149	186,499

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	SUBSEQUENT EVENTS

The Company entered into an Investment Agreement (the "Investment Agreement") with four entities located in China (the "Investors"), dated February 17, 2017, and an Amendment to the Investment Agreement, also dated February 17, 2017, for an equity investment of $2 million in the Company. Pursuant to the terms of the Investment Agreement, as amended, in consideration for the Investors' investment of $2 million, the Company will issue to the Investors 35,256,844 ordinary shares, representing approximately 30% of the Company's issued share capital. The closing of this investment transaction is scheduled to take place on April 30, 2017.

The Investment Agreement, as amended, also provides that the Board of Directors of the Company will appoint a director designated by the Investors to the Board of Directors of the Company to serve until the next annual general meeting of the shareholders of the Company.

According to the terms of the Investment Agreement, the Investors will establish a joint venture company with the Company in the China, to be owned 70% by the Investors and 30% by the Company, for the distribution of Company's proposed products in China. Subject to the Company's license agreement with Bar Ilan University, the Company will grant the joint venture company an exclusive license to use our technology within China, subject to a joint venture agreement to be negotiated and signed between the parties.

################

Item 19.	EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANO-TEXTILE LTD.

By:	/s/ Raz Gal
Raz Gal
Chief Executive Officer

Date: April 28, 2017

51

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.3	Amendment to License Agreement with Bar Ilan Research and Development Company Ltd. dated February 9, 2016.

4.4	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.5	Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.6	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.7	Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017, attached hereto.

4.8	Amendment to Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017, attached hereto.

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

52