Form 20-F/A
period 2016-12-31
NANO-TEXTILE LTD.
filed 2017-05-01
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Nano-Textile Ltd.'s Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2016 is being filed for the purpose of adding Exhibit 4.3. No other changes have been made to the Form 20-F. This Amendment No. 1 relates back to the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANO-TEXTILE LTD.
By:	/s/ Raz Gal
Raz Gal Chief Executive Officer

Date: May 1, 2017

3

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description
1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.3	Amendment to License Agreement with Bar Ilan Research and Development Company Ltd. dated February 9, 2016. (filed herewith)
4.4	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.5	Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.6	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).
4.7	Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017. (previously filed)
4.8	Amendment to Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017. (previously filed)
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002. (previously filed)
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002. (previously filed)
13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002. (previously filed)

4