Form 20-F/A
period 2016-12-31
NANO-TEXTILE LTD.
filed 2017-11-15
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 to Nano-Textile Ltd.'s Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2016 is being filed for the purpose of amending the Report of Independent Registered Accounting Firm, dated April 23, 2017, that was included on page F-2 to the Form 20-F, to cover the fiscal year ended December 31, 2014. No other changes have been made to the Form 20-F. This Amendment No. 2 relates back to the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.):

We have audited the accompanying balance sheets of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2016 and 2015, and the related statements of comprehensive loss, stockholders’ equity, and cash flows for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nano Textile Ltd. (formerly T.A.B. Anti-Bacterial Textiles Ltd.) as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Date: November 9, 2017