Form 20-F
period 2017-12-31
NANO-TEXTILE LTD.
filed 2018-05-21
CIK 1632496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, the registrant had outstanding 83,265,969 ordinary shares.

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

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

The following table summarizes our financial data for the period from January 1, 2015 through December 31, 2017. We have derived the summary statements of operations data for the year ended December 31, 2017, and the balance sheets data as of December 31, 2017 from our audited financial statements included elsewhere in this Annual Report.

The summary of our financial data set forth below should be read together with our financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

Consolidated Statement of Operations Data – Years Ended December 31

(in thousands of U.S. dollars, except for share and per share data)

	2017	2016	2015
Research and development expenses, net	$(59,940)	$(19,881)	$(25,512)
General and administrative expenses	$(219,408)	$(63,733)	$(227,996)
Operating loss	$(279,348)	$(83,614)	$(253,508)
Financial expenses, net	$(19,977)	$(3,738)	$(369)
Net loss	$(299,325)	$(87,352)	$(253,877)
Net loss per share (basic and diluted)	$(0.0036)	$(0.0011)	$(0.0032)
Total Comprehensive loss	$(299,325)	$(87,352)	$(253,877)
Weighted average shares	82, 512,544	81,519,167	79,873,732

Consolidated Balance Sheet Data – as of December 31

(in thousands of U.S. dollars, except for share data)

	2017	2016	2015
Cash and cash equivalents	$37,934	$18,996	$584
Negative working capital	$247,213	$192,775	$185,915
Total assets	$76,783	$51,994	$31,947
Total current liabilities	$297,300	$215,739	$186,499
Total non-current liabilities	—	—	—
Shareholders' equity/deficit	$(220,517)	$(163,743)	$(154,552)
Number of shares outstanding	83,265,969	82,265,969	79,873,732

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred net losses of $299,325 in 2017, $87,352 in 2016, and net losses of $253,877 in 2015. We anticipate generating losses for the next 12 months.  Therefore, we may be unable to continue operations in the future as a going concern.  No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should we be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in us.

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

Our officers and Directors own approximately 75.3% of our outstanding ordinary shares. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval.  This influence over our affairs might be adverse to the interest of our other shareholders.  In addition, this concentration of ownership could delay or prevent a change in control and might have an adverse effect on the market price of our ordinary shares.

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

Political, economic and military conditions in Israel may have a direct influence on us because our executive officers are located there.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Any major hostilities involving Israel, acts of terrorism or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  We cannot assure you that ongoing hostilities related to Israel such as those exhibited in the Gaza incursion in 2008-2009, in 2012, and in 2014, and the recent altercations in connection with the maritime blockade on Gaza will not have a material adverse effect on our business or on our share price.  In addition, recent political uprisings and conflicts in various countries in the Middle East, including Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.  Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli-Lebanese or the Israeli-Syrian borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and could harm our results of operations.  Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel and Israeli companies. Thus, there may be business opportunities in the future from which we will be precluded.  In addition, such boycott policies or practices may change over time and we cannot predict whether certain companies and organizations, will be subject thereto.  The boycott policies or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future.

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

On June 10, 2014, the Company entered into a License Agreement with Bar Ilan Research and Development Ltd. (“BIRAD”), the licensing arm of Bar Ilan University and the owner of certain technology relating to sonochemical coating of textiles with metal oxide nano-particles developed by Professor Aharon Gedanken of Bar Ilan University and for which several patent applications have been filed, PCT/IL2009/000645, titled "Sonochemical coating of textiles with Metal Oxide Nanoparticles for Antimicrobial Fabrics" (EU Nat. phase – appl. No. 09773041.0, filed on January 11, 2011, U.S. Nat. phase – appl. No. 12/997,276, filed on December 10, 2010, and Israel Nat. phase – app. No. 209908, filed on December 9, 2010), and PCT/IL2014/050406, titled "Doped Metal Oxide Nanoparticles of and uses thereof", filed on May 5, 2014, (the "Patent Rights"). Pursuant to the License Agreement, the Company obtained an exclusive license to exploit the Patent Rights in Europe, Asia, South America, and Australia for the production and marketing of non-disposable bed linen, drapery, upholstery, home textile and/or clothing.

On May 10, 2017, the Company entered into an Amended and Restated License Agreement (the "Restated License Agreement") with BIRAD, dated April 30, 2017 (the "Restated Date"), which expanded the license previously granted under the original license agreement to be a worldwide license, instead of a license limited to Europe, Asia, South America and Australia.

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

We have not generated any revenue to date and we do not expect to generate revenue prior to the fourth quarter of 2018.   We do not currently have sufficient capital to operate our business, and we will require additional funding in the future to sustain our operations.  There is no assurance that we will have revenue in the future or that we will be able to secure the necessary funding to develop our business.

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

Recent Developments

On January 12, 2018, we entered into an agreement with Bruckner Trockentechnik GmbH & Co. ("Bruckner"), a Teir-1 German fabric finishing machine manufacturer, for the evaluation of a potential commercial collaboration. Pursuant to the agreement, we will collaborate with Bruckner on the design, manufacturing and full performance examination of an industrial scale sono-machine (a machine which performs controlled cavitation) to evaluate having Bruckner manufacture and supply sono-machines capable of implementing Nano-Textile's proprietary anti-bacterial sono-chemistry process.

The scale-up trial will continue for up to six (6) months from the day of assembly and installation of the industrial scale sono-machine meeting the agreed upon specifications. The parties may mutually decide to extend the trial period.

Within 30 days of the conclusion of the scale-up trial, the parties will determine whether to enter into a definitive agreement for the manufacturing and supply of sono-machines on a commercial scale.

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

On May 10, 2017, we entered into an Amended and Restated License Agreement (the "Restated License Agreement") with BIRAD, dated April 30, 2017 (the "Restated Date"), which expanded the license previously granted under the original license agreement to be a worldwide license, instead of a license limited to Europe, Asia, South America and Australia.

Under the Restated License Agreement, we have acquired the exclusive right to develop, manufacture, use, offer for sale, and sell worldwide non-disposable bed linen, drapery, upholstery, home textile and/or clothing produced through exploitation of the Patent Rights.

Under the Restated License Agreement, in addition to the license issuance fee of Thirty-Five Thousand US Dollars ($35,000) that we had already paid to BIRAD, we are required to pay BIRAD the following fees and royalties:

•        A license expansion fee of NIS 100,000 in consideration for the expansion of the license to be worldwide. The license expansion fee was payable in two installments, with NIS 85,000 due within 15 days of the Restated Date, and NIS 15,000 due no later than June 30, 2017.

•        an annual license maintenance fee to be paid on June 30 of each year, with the fee being Twenty Thousand US Dollars ($20,000) on June 30, 2017, and increasing to Thirty-Five Thousand Dollars ($35,000) for each year thereafter. The annual license maintenance fee is creditable against any royalty amounts payable with respect to products sold in the same calendar year that the annual license maintenance fee was due.

•        a royalty of 3% of our sales of products making use of the Patent Rights.

•        15% of all non-royalty sub-license income.

In addition, we are required to reimburse BIRAD for all documented, out-of-pocket patent filing, prosecution, and maintenance expenses incurred by BIRAD in connection with the Patent Rights.

The Restated License Agreement amends the development milestones dates with which we must comply. The development milestones and dates are as follows:

•        Development of a roll-to-toll machine of industrial scale within 18 months of the Restated Date.

•        Pilot production and troubleshooting within 26 months of the Restated Date.

•        First serial production and distribution to a selected number of medical institutions for performance testing and assessment within 32 months of the Restated Date.

•        Regulatory approval of the product within 36 months of the Restated Date

•        Serial production on an industrial scale within 40 months of the Restated Date.

In the event we fail to meet any of the development milestones without providing BIRAD with a reasonable plan for promptly achieving a reasonable extended and/or amended milestone, then BIRAD may terminate the Restated License Agreement.

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

The Restated License Agreement will remain in effect until the later of: (a) the expiration of the last to expire Patent Rights; or (b) fifteen (15) years have passed from the date of the first commercial sale, unless the Restated License Agreement is earlier terminated by one of the parties, according to the terms of the Restated License Agreement. The termination rights include, but are not limited, our right to terminate upon 60-days’ prior written notice, BIRAD's right to terminate if we become insolvent or bankruptcy proceedings are initiated against us, and BIRAD's right to terminate upon our default in the performance of any material obligation and our failure to cure such default within 30 days of written notice of such default.

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

Financial Operations Overview

Results of Operations

During the period from December 29, 2013 (date of inception) through December 31, 2017, we incurred a net loss of $783,426. This loss consisted primarily of incorporation costs, administrative expenses, and offering costs related to our initial public offering. Since inception through December 31, 2017, we have sold 83,265,969 ordinary shares.

Revenue

We had no revenues for the period from December 29, 2013 (date of inception) through December 31, 2017.

B.	Liquidity and Capital Resources

Our balance sheet as of December 31, 2017, reflects assets of $76,783. Cash and cash equivalents from inception to date have been insufficient to provide the working capital necessary to operate to date.

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

F.	Tabular Disclosure of Contractual Obligations

Our significant contractual obligations as of December 31, 2017 are summarized in the following table.

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

Name	Age	Position

Mr. Joshua Herchcovici	63	Chairman of the Board

Mr. Shay Herchcovici	29	Director

Mr. Raz Gal	35	CEO

Mr. Shlomo Zakai	48	CFO

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

Shlomo Zakai

Mr. Zakai was appointed the Company's CFO on October 2, 2014. Mr. Zakai established his own accounting firm in 2004, and provides a range of services to publicly traded companies as well as private companies. Mr. Zakai currently serves as CFO of Todos Medical Ltd., an Israeli publicly-traded company whose shares are quoted on the OTCQB. Prior to 2004, he served as controller and Chief Financial Officer of a number of private companies.  Mr. Zakai worked as an accountant for nine years in the hi-tech department of Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global, where he last served as a senior manager and worked with companies publicly traded on NASDAQ and in Israel.  Mr. Zakai is a CPA (Certified Public Accountant) and holds a B.A. in Accounting from the College of Management in Rishon Lezion.

B.	Compensation

Compensation of Directors and Executive Officers

The aggregate compensation expensed and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2017 was $5,490. This amount does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Compensation Table

The table below outlines the compensation paid to our executive officers during or with respect to the years ended December 31, 2017 and December 31, 2016.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joshua Herchcovici(1)	2017	0	0	0	0	0	0	0	0
	2016	0	0	0	0	0	0	0	0
Raz Gal(2)	2017	0	0	0	0	0	0	0	0
	2016	0	0	0	0	0	0	0	0
Shlomo Zakai(3)	2017	6,060	0	6,000	0	0	0	0	12,060
	2016	5,490	0	6,000	0	0	0	0	11,490

(1) Chairman of the Board

(2) Chief Executive Officer

(3) Chief Financial Officer

C.	Board Practices

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

As of December 31, 2017, we had one employee, our CEO, and one consultant, our CFO. Our officers and Directors provide service to us on an as-needed basis. When we commence full operations, we will need to hire full-time management and administrative support staff.

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

The following table sets forth, as of March 31, 2018, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors and executive officers. Each person has sole voting and investment power with respect to the ordinary shares, except as otherwise indicated. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the disposition of the shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 83,265,969 ordinary shares issued and outstanding as of March 31, 2018. The Company has granted 289,036 options to purchase 289,036 ordinary shares to Danny Zadok.

Title of Class	Name and Address of Beneficial Owner (²)	Position	Amount and Nature of Beneficial Ownership		Percentage of Class(¹)

Ordinary Shares	Joshua Herchcovici	Chairman of the Board	62,377,120	(3)	74.9%
Ordinary Shares	Shay Herchcovici	Director	0		*
Ordinary Shares	Raz Gal	CEO	0		*
Ordinary Shares	Shlomo Zakai	CFO	326,923		*
All Directors and officers as a Group (4 people)			62,704,043		75.3%

 * less than 1%.

(¹)	Based on 83,265,969 ordinary shares outstanding.

(²)	The address for Mr. Joshua Herchcovici is 7 HaOren, Nahariya, Israel

The address of Mr. Shay Herchcovici is 7 HaOren, Nahariya, Israel

The address for Mr. Gal is 26 Nordau, Tel Aviv, Israel

The address for Shlomo Zakai is 62 Anilevitch, Tel-Aviv, Israel

(3)	Includes 27,968,120 ordinary shares acquired by Shay Sapir Investments Ltd., a company owned by Joshua Herchcovici, from Meir Elishkov, our former director, in a private transaction on March 20, 2016 for a payment of $1.

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

B.	Related Party Transactions

Other than the transactions discussed below, since January 1, 2017, we have not entered into any transaction nor are there any proposed transactions in which any of our Directors, executive officers, 10% shareholders, or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

During 2017, our Chairman of the Board and Shay Sapir Investments Ltd., a company owned by the Chairman of the Board granted the Company loans in an aggregate amount of $181,607. The loans bear no interest.

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

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

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

Foreign currency exchange risk

The U.S. dollar is our functional and reporting currency. A portion of our expenses are denominated in New Israeli Shekels ("NIS"), accounting for 85% of our expenses in the year ended December 31, 2017. This exposes us to risk associated with exchange rate fluctuations vis-à-vis the U.S. dollar. See “Item 3.D. Risk Factors.” Furthermore, we anticipate that a portion of our expenses, principally of salaries and related personnel expenses, will continue to be denominated in NIS.

In addition, the revenues we plan on realizing from our operations may be payable in Euros or in other currencies. As a result, we are exposed to the currency fluctuation risks relating to the recording of our revenues in U.S. dollars. For example, if the U.S. dollar weakens against either the NIS or the Euro, our reported revenues in U.S. dollars may be lower than anticipated.

In 2017, the value of the U.S. dollar depreciated relative to the shekel by 10%, and the rate of inflation in Israel was 0. 4%.

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

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

(d)	Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by our independent registered public accounting firms. The fees related to the year ended December 31, 2016 was paid to Weinberg & Baer LLC, and the fees related to the year ended December 31, 2017 was paid Weinstein and Co.

	December 31, 2016	December 31, 2017
Audit Fees (1)	$8,000	$10,000
Tax Fees (2)	—	—
Total	$8,000	$10,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues, and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

Not applicable.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

Item 18.	FINANCIAL STATEMENTS

See pages F-2 through F-24 of this annual report.

NANO-TEXTILE LTD

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

# # # # # # #

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nano-Textile Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Nano–Textile Ltd. (the “Company”) as of December 31, 2017 and 2016, the related statements of income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with generally accepted international accounting principles (IFRS).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.b to the financial statements, the Company has not established a source of revenue sufficient to cover its operating costs. As of December 31, 2017, the Company does not have sufficient working capital and cash resources to meet its planned business objectives. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 1.b to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Dov Weinstein & Co. C.P.A (Isr)

This is the first year that we are serving as the company’s auditors.

Jerusalem, Israel

May 18, 2018

NANO-TEXTILE LTD

STATEMENT OF FINANCIAL POSITION

		December 31,	December 31,
		2017	2016
	Note	US Dollars	US Dollars
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$37,934	$18,996
Prepaid expenses and receivables	4	12,153	3,968
		50,087	22,964
NON-CORRENT ASSTES:
Intangible assets	1c, 8	26,696	29,030

TOTAL ASSETS		76,783	51,994

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts Payables		50,989	5,872
Related Party loans	5	181,607	194,900
Accrued liabilities		64,704	14,965
		297,300	215,737

EQUITY:	6
Common shares no par value:
Authorized: 300,000,000 shares at December 31, 2017 and 2016, issued and outstanding: 83,265,969 and 82,265,969 at December 31, 2017 and 2016, respectively.	5	(*)332	(*)332
Share premium		405,026	320,026
Receipt on account of shares not yet issued		157,551	-
Accumulated deficit		(783,426)	(484,101)
		(220,517)	(163,743)

TOTAL LIABILITIES AND EQUITY		76,783	51,994

*Represents par value on shares sold before amendment of the Company charter to no par value.

The accompanying notes are an integral part of the financial statements.

Date of approval of the
financial statements	CEO	CFO

NANO-TEXTILE LTD

STATEMENT OF COMPREHENSIVE LOSS

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2017	2016	2015
	Note

Research and Development expenses	1c	59,940	19,881	25,512

General and administrative expenses		219,408	63,733	227,996

Operating loss		279,348	83,614	253,508

Financing expenses		19,977	3,738	369

Financing income		-	-	-

Net finance expenses		3,738	3,738	369

Loss before income taxes		299,325	87,352	253,877

Income taxes	7	-	-	-

Total comprehensive loss for the period		299,325	87,352	253,877

Basic net loss per share attributable to ordinary equity holders		0.0036	0.0011	0.0032

Weighted average number of common shares outstanding during the period - basic and diluted		82,512,544	81,519,167	79,873,732

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

			Receipt
	Common Stock		on account	Share	Accumulated
	Shares	Amount	of shares	Premium	deficit	Total
			US Dollars

Balance at December 31, 2014	79,873,732	332	-	241,865	(142,872)	99,325

Comprehensive loss for the period	-	-	-	-	(253,877)	(253,877)

Balance at December 31, 2015	79,873,732	332	-	241,865	(396,749)	(154,552)

Issuance of shares for services	2,122,237	-	-	55,291	-	55,291

Conversion of related party debt	-	-	-	12,870	-	12,870

Issuance of shares net of issuance expense	270,000	-	-	10,000	-	10,000

Comprehensive loss for the period	-	-	-	-	(87,352)	(87,352)

Balance at December 31, 2016	82,265,969	332	-	320,026	(484,101)	(163,743)

Issuance of shares net of issuance expense	1,000,000	-	-	85,000	-	85,000

Receipt on account of shares not yet issued	-	-	157,551	-	-	157,551

Comprehensive loss for the period	-	-		-	(299,325)	(299,325)

Balance at December 31, 2017	83,265,969	332	157,551	405,026	(783,426)	(220,517)

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

STATEMENT OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2016	2015
	US Dollars	US Dollars	US Dollars
CASH FLOWS FROM OPERATING ACTIVITIES:

Loss for the period	(299,325)	(87,352)	(253,877)

Adjustments to reconcile loss to net cash flows:
Amortization of intangible assets	2,334	2,333	2,333
Share based compensation	-	-	52,291
Decrease (increase) in prepaid expenses and receivables	(8,185)	(3,968)	38,810
Increase (decrease) in trade accounts payable	45,117	(18,266)	(5,773)
Increase (decrease) in accrued liabilities	49,739	(33,480)	41,301

Net cash used in operating activities	(210,320)	(140,733)	(124,915)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment on account of intangibles assets	-	-	-

Net cash used in investing activities	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (to) related party loans	(13,293)	149,145	58,624
Receipt on account of shares not yet issued	157,551	-	-
Proceeds from stock issued for cash	85,000	10,000	-

Net cash provided by financing activities	229,258	159,145	58,624

Increase (decrease) in cash and cash equivalents	18,938	18,412	(66,291)
Cash and cash equivalents at the beginning of the period	18,996	584	66,875
Cash and cash equivalents at the end of the period	37,934	18,996	584

Supplemental disclosure of cash flow information:
Non-cash transactions
Issuance of shares for services accrued in previous years	$-	$55,291	$-
Conversion of related party debt	$-	$12,870	$-

The accompanying notes are an integral part of the financial statements.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	CORPORATE INFORMATION

a.	Nano-Textile Ltd. (formerly T.A.B Anti-Bacterial Textiles Ltd.) (the Company) was incorporated in the State of Israel, on December 29, 2013. The Company engages in the development and production of anti-bacterial textile products. On September 21, 2014, the General Meeting of the Company the shareholders decided to change the Company's name to Nano-Textile Ltd. The change was subject to the approval of the Companies Register in the Israeli Ministry of Justice which was received on January 15, 2015.

b.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2017, the Company has not yet generated revenue from its operations, had approximately $38,000 in cash and cash equivalents, approximately $247,000 in negative working capital, stockholders’ deficit of approximately $221,000, and an accumulated deficit of approximately $783,000. Management anticipates that their business will require substantial additional investments that have not yet been secured. The Company anticipates that the existing cash will not be sufficient to continue its planned operations through the next 12 months. Management is continuing in the process of fund raising in the private and public equity markets as the Company will need to finance future activities and general and administrative expenses. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

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

Based on IAS-38 "Intangible Assets" the Company had capitalized the non-refundable license issuance fee of $35,000 as an intangible asset, and estimated its useful economic life at 15 years from the date of the licensing agreement (June 10, 2014). Development costs relating to the license are expensed as incurred until such time when the Company can demonstrate technical and commercial feasibility of the asset for sale or use.

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

IFRS 2, Classification and Measurement of Share-based Payment Transactions Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is assessing the potential effect of the amendments on its financial statements, So far, the Company does not expect any significant impact.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis. Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after: (i) The beginning of the reporting period in which the entity first applies the interpretation, or (ii) The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation. The Interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of interpretation is permitted and must be disclosed. However, since the Company’s current practice is in line with the Interpretation, the Çompany does not expect any effect on its consolidated financial statements.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

k.	Adoption of new and revised Standards and interpretations (continue):

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

• Whether an entity considers uncertain tax treatments separately

• The assumptions an entity makes about the examination of tax treatments by taxation authorities

• How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

• How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.

The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis

NOTE 4:-	PREPAID EXPENSES AND RECEIVABLES

	December 31,	December 31,
	2017	2016
	US Dollars	US Dollars

Governmental institutions	10,853	3,968

	10,853	3,968

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	RELATED PARTIES

Key management includes members of the Board of Directors and the Chief Executive Officer. As of December 31, 2017, Mr. Joshua Herschcovici, director and chairman of the board, owns 74.9% of the Company’s outstanding stock.

The aggregate compensation expensed to our key management with respect to the year ended December 31, 2017 and 2016 was $12,060 and $11,490, respectively.

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

During 2015 and 2016 Mr. Herschcovici (directly or through a company controlled by Mr. Herschcovici) granted the Company loans in the amount of $58,624 and $149,146, respectively. During 2017, the Company repaid $13,293 to Mr. Herschcovici on account of the loan. The balance of the loans as of December 31, 2016 and 2017, amounted to $194,900 and $181,607, respectively. The loans do not bear interest and are due on demand.

NOTE 6:-	SHARE CAPITAL

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

NOTES TO FINANCIAL STATEMENTS

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

On March 30, 2016, the Company issued 1,107,767 ordinary shares to its former Chief Executive Officer and to its CFO, in exchange for services received until December 31, 2015. The Company evaluated the Value of the shares at $28,802. In addition, on March 30, 2016, the Company issued 1,014,470 ordinary shares to services providers, in exchange for services received until December 31, 2015. The Company evaluated the Value of the shares at $26,755 based on the value of service provided.

On October 26, 2016 the Company issued 270,000 ordinary shares of the Company for total consideration of $10,000.

The Company entered into an Investment Agreement (the "Investment Agreement") with four entities located in China (the "Investors"), dated February 17, 2017, and an Amendment to the Investment Agreement, also dated February 17, 2017, for total equity investment of $2 million in the Company. Pursuant to the terms of the Investment Agreement, as amended, in consideration for the Investors' investment of $2 million, the Company will issue to the Investors 35,256,844 ordinary shares, representing approximately 30% of the Company's issued share capital. Of which $200,000 was paid as First Private Placement and the remaining amount will be paid at the closing of this investment transaction which was scheduled to take place on April 30, 2017.

The Investor decided not to continue with the second payment and therefore the agreement was void. The amounts received were recorded as receipts on account of shares not yet issued. The amount of shares to be issued is not certain.

On October 2, 2017 the Company entered into a Private Placement Subscription Agreement with an investor according to which the Company issued the investor 1,000,000 units, each unit consist of one ordinary shares of the Company and one non-transferable ordinary share purchase warrant entitling the holder to purchase one share of the Company for a period of three years at a purchase price of $0.085 per warrant share. The total consideration of the 1,000,000 units was $85,000.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

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

A summary of the status of the stock options granted to non-employees as of December 31, 2016:

	Number of Options	Weighted Average Exercise Price

Outstanding at January 1, 2015	-	-
Granted during the period	289,036	0.026
Outstanding at December 30, 2015	289,036	0.026
Granted during the period	-	-
Outstanding at December 30, 2016	289,036	0.026
Granted during the period	-	-
Outstanding at December 30, 2017	289,036	0.026

Number of options exercisable at December 31, 2017 and 2016	289,036

NOTE 7:-	TAXES ON INCOME

a.	Israeli taxation

On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard Israeli corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the Israeli parliament passed the Law for Amendment of the Income Tax Ordinance No. 216, which, among other things reduced the standard Israeli corporate income tax rate from 26.5% to 25% effective as of January 2016.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

In December 2016, the Israeli parliament passed the Economic Efficiency Law (Legislative Amendments to Achieve Budget Targets for the 2017 and 2018 Budget), which set a further reduction of corporate tax from 25% to 23%. The provisions of the law included a Temporary Order stipulate that the corporate tax rate in 2017 will be 24%. As a result, the corporate tax rate that will apply in 2017 will be 24% and the corporate tax rate that will take effect from 2018 onwards will be 23%

b.	Deferred taxes:

The Company has estimated tax losses of approximately $773,000 as of December 31, 2017. Deferred tax assets, tax credits and deductible temporary differences, have not been recognized, since there is uncertainty that future taxable profits will be available against which, they can be utilized.

NOTE 8:-	INTANGIBLE ASSETS

License fee
US Dollars
Cost:
Balance as of January 1, 2015	35,000
Additions during the period	-
Balance as of December 31, 2015	35,000
Additions during the period	-
Balance as of December 31, 2016	35,000
Additions during the period	-
Balance as of December 31, 2017	35,000

Accumulated amortization:
Balance as of January 1, 2015	1,304
Additions during the period	2,333
Balance as of December 31, 2014	3,637
Additions during the period	2,333
Balance as of December 31, 2015	5,970
Additions during the period	2,334
Balance as of December 31, 2016	8,303

Net book value as of December 31, 2017	26,696
Net book value as of December 31, 2016	29,030

Intangible assets are comprised of license fees (see note 1c) and are amortized using the straight-line method over the useful life of 15 years.

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

NOTE 9:-	EARNING PER SHARE

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

Set forth below is data taken into account in the computation of loss per share:

	December 31, 2017	December 31, 2016	December 31, 2015
	US Dollars	US Dollars	US Dollars
Loss as reported in the financial statements	299,325	87,352	253,877

Weighted average number of shares outstanding during the period	82,512,544	81,519,167	79,873,732

Basic and diluted loss per share	0.0036	0.0011	0.0032

NOTE 10:-	FINANCIAL INSTRUMENTS AND MANAGEMENT OF FINANCIAL RISKS

a.	Classification of financial assets and financial liabilities

Below is the classification of financial assets and financial liabilities in the Statement of Financial Position:

	December 31,	December 31,
	2017	2016
	US Dollars	US Dollars

Financial assets
Cash and cash equivalents	37,934	18,996
Prepaid expenses and receivables	12,153	3,968
	50,087	22,964
Financial liabilities
Trade accounts Payables	50,989	5,874
Related Party loans	181,607	194,900
Accrued liabilities	64,704	14,965
	297,300	215,739

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

b.	Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit and interest risks and liquidity risk and the risk of failing to secure additional investments that are required to finance its operations. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

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

NANO-TEXTILE LTD

NOTES TO FINANCIAL STATEMENTS

3. Credit risk

The Company's credit risk arises from cash and cash equivalents, bank deposits and unpaid receivable balances. Cash and cash equivalent balances of the company are deposited in an Israeli banking corporation. The Company management is of the opinion that there is insignificant credit risk regarding these amounts.

c.	Linkage term of financial liabilities by categories of financial instruments in accordance with IAS 39:

	Linked to USD	Linked to NIS	Total
December 31, 2017
Financial liabilities at depreciated cost	12,000	285,300	297,300
	12,000	285,300	297,300

December 31, 2016
Financial liabilities at depreciated cost	7,025	208,714	215,739
	7,025	208,714	215,739

NOTE 11:	SUBSEQUENT EVENTS

On January 12, 2018, the Company entered into an agreement with Bruckner Trockentechnik GmbH & Co. ("Bruckner"), for the evaluation of a potential commercial collaboration. Pursuant to the agreement, the Company will collaborate with Bruckner on the design, manufacturing and full performance examination of an industrial scale sono-machine (a machine which performs controlled cavitation) to evaluate having Bruckner manufacture and supply sono-machines capable of implementing Nano-Textile's proprietary anti-bacterial sono-chemistry process.

The scale-up trial will continue for up to six (6) months from the day of assembly and installation of the industrial scale sono-machine meeting the agreed upon specifications. The parties may mutually decide to extend the trial period.

Within 30 days of the conclusion of the scale-up trial, the parties will determine whether to enter into a definitive agreement for the manufacturing and supply of sono-machines on a commercial scale.

################

Item 19.	EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NANO-TEXTILE LTD.

By:	/s/ Raz Gal
Raz Gal
Chief Executive Officer

Date: May 21, 2018

51

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.3	Amendment to License Agreement with Bar Ilan Research and Development Company Ltd. dated February 9, 2016 (incorporated by reference to Exhibit 4.3 from our Form 20F/A filed on May 1, 2017).

4.4	Amended and Restated License Agreement with Bar Ilan Research and Development Company Ltd. dated as of April 30, 2017 (incorporated by reference to Exhibit 1.1 from our Form 6-K filed on May 22, 2017).

4.5	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.6	Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.7	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.8	Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017, (incorporated by reference to Exhibit 4.7 from our Annual Report on Form 20-F filed on April 28, 2017).

4.9	Amendment to Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017 (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F filed on April 28, 2017).

4.10	Agreement with Bruckner Trockentechnik GmbH & Co., dated January 12, 2018, attached hereto.

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

52