Form 20-F/A
period 2017-12-31
NANO-TEXTILE LTD.
filed 2018-05-21
CIK 1632496

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Nano-Textile Ltd.'s Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2017 is being filed to correct the following:

1.            Submit the Company’s Interactive Data File with respect to the audited financial statements of the Company for the fiscal year ended December 31, 2017 as an exhibit to this Form 20-F; and

2.            Correct the date of the Report of Independent Registered Public Accounting Firm from May 18, 2018 to May 21, 2018.

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

Jerusalem, Israel

May 21, 2018

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
Raz Gal Chief Executive Officer

Date: May 21, 2018

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit No.	Description

1.1	Amended Articles of Association (incorporated by reference to Exhibit 3.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.1	License Agreement with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.2	Side Letter with Bar Ilan Research and Development Company Ltd. dated June 10, 2014 (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.3	Amendment to License Agreement with Bar Ilan Research and Development Company Ltd. dated February 9, 2016 (incorporated by reference to Exhibit 4.3 from our Form 20F/A filed on May 1, 2017).

4.4	Amended and Restated License Agreement with Bar Ilan Research and Development Company Ltd. dated as of April 30, 2017 (incorporated by reference to Exhibit 1.1 from our Form 6-K filed on May 22, 2017).

4.5	Services Agreement with Shlomo Zakai dated October 2, 2014 (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.6	Services Agreement with Joshua Herchcovici dated October 30, 2014 (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.7	Finder's Fee Agreement with Shay Herchcovici dated October 12, 2014 (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 filed on February 6, 2015).

4.8	Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017, (incorporated by reference to Exhibit 4.7 from our Annual Report on Form 20-F filed on April 28, 2017).

4.9	Amendment to Investment Agreement with Zhongguancun Translational Medicine Science & Technology Co., Ltd., Chongqing Liangjiang Yuanchuang Translational Medicine Science & Technology Co., Ltd., Beijing BASIBA Biomedical Engineering Science & Technology Development Co., Ltd., and Beijing Jishi Daze Biological Science & Technology Center, dated February 17, 2017 (incorporated by reference to Exhibit 4.8 from our Annual Report on Form 20-F filed on April 28, 2017).

4.10	Agreement with Bruckner Trockentechnik GmbH & Co., dated January 12, 2018, (previously filed).

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (previously filed).

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002 (previously filed).

13.1	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (previously filed).

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema Linkbase Document

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101. LAB	XBRL Taxonomy Extension Label Linkbase Document

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document